NOTICE OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SIERRA WIRELESS, INC.
TO BE HELD ON June 2, 2021

MANAGEMENT INFORMATION CIRCULAR

DATED April 28, 2021

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, Canada and virtually at https://web.lumiagm.com/251816015, on Wednesday, June 2, 2021 at 12:00 p.m. (Pacific Time), for the following purposes:
1.to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2020, and the auditors’ report thereon;
2.to appoint Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors;
3.to elect directors for the ensuing year;
4.to consider and, if deemed advisable, pass an ordinary resolution to approve certain amendments to the Corporation’s 2011 Treasury Based Restricted Share Unit Plan and to approve all unallocated entitlements thereunder;
5.to consider and, if deemed advisable, pass an ordinary resolution to approve certain amendments to the Corporation’s Amended and Restated 1997 Stock Option Plan;
6.to consider and, if deemed advisable, approve an advisory resolution to accept the Corporation’s approach to executive compensation; and
7.to transact such other business as may properly come before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.
Given the significant uncertainty relating to the coronavirus ("COVID-19") pandemic, its public health impact, the associated current restrictions on and the risk in attending large group gatherings and to mitigate risks to the health and safety of the Corporation’s community, Shareholders, employees and other stakeholders, the
Corporation has made arrangements to enable Shareholders to attend and vote virtually at this year’s Meeting.
Registered Shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Non-registered shareholders will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.
The Meeting will be available online at https://web.lumiagm.com/251816015. A guide to how to login to, and vote at, the Meeting can be found on page 2 of the Management Information Circular accompanying this
Notice of Meeting.

     Only Shareholders of record at the close of business on April 21, 2021 are entitled to receive notice of the Meeting and to vote at the Meeting.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting.  Sending your proxy will not prevent you from voting in person at the Meeting.  All proxies completed by registered Shareholders must be returned to the Corporation:
•by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. ("Computershare") at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Monday, May 31, 2021, at 12:00 p.m. (Pacific Time);
•by fax to the Toronto office of Computershare Investor Services Inc., Attention:  Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than Monday, May 31, 2021, at 12:00 p.m. (Pacific Time); or
•by telephone or internet, as instructed in the enclosed form of proxy, not later than Monday, May 31, 2021, at 12:00 p.m. (Pacific Time).
Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.  A more detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the Management Information Circular accompanying this Notice of Meeting.

Impact of COVID-19: The Corporation is carefully monitoring the public health impact of the COVID-19 pandemic on a daily basis, and may decide to modify the date, time or location of the Meeting depending on the situation. While we understand this could disrupt the plans of those who plan to attend the Meeting, our first priority is the health and safety of our communities, Shareholders, employees and other stakeholders. In the event we decide to modify the date, time or location of the Meeting, Shareholders will be notified and provided with additional details in a press release, at our website at https://www.sierrawireless.com/company/newsroom/ and pursuant to filings we make with Canadian and United States securities regulatory authorities. As always, we encourage you to vote your shares prior to the Meeting.

DATED at Richmond, British Columbia, this 28th day of April, 2021.
By Order of the Board of Directors

Jennifer A. Farac
Corporate Secretary

April 28, 2021

Dear Shareholder:
On behalf of the Board of Directors (the "Board") and Management of Sierra Wireless, Inc. (the “Corporation”), we cordially invite you to attend the annual general meeting (the “Meeting”) of the holders of common shares of the Corporation ("Shareholders") to be held at our Richmond, British Columbia headquarters located at 13811 Wireless Way, Richmond, British Columbia and virtually at https://web.lumiagm.com/251816015 on Wednesday, June 2, 2021 at 12:00 p.m. (Pacific Time).
This management information circular (the “Information Circular”) contains a description of business that will be conducted at the Meeting, along with materials highlighting our activities and performance during the year.
Your participation in the affairs of the Corporation is important to us. Should you be unable to attend the Meeting, there are instructions included within the Information Circular describing the process for providing your voting instructions to ensure that your voice is heard.  The proxy voting instructions can be found on page 2 of this Information Circular.
Given the significant uncertainty relating to the coronavirus ("COVID-19") pandemic, its public health impact, the associated current restrictions on and the risk in attending large group gatherings and to mitigate risks to the health and safety of the Corporation's community, Shareholders, employees and other stakeholders, the Corporation has made arrangements to enable Shareholders to attend and vote virtually at this year’s Meeting. Registered Shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.
The Meeting will be available online at https://web.lumiagm.com/251816015. In addition to the information below, a detailed guide to how to login to, and vote at, the Meeting can be found on page 4 of this Information Circular.
Due to the COVID-19 pandemic, Shareholders should plan to attend this year’s Meeting virtually. Shareholders may attend the Meeting virtually using an internet connected device such as a laptop, computer, tablet or mobile phone and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Those wishing to attend and vote at the Meeting will need to ensure that they remain connected to the Meeting at all times in order to vote when balloting commences, and it is such persons’ responsibility to ensure internet connectivity for the duration of the Meeting. The steps that Shareholders will need to follow to access the Meeting will depend on whether they are registered Shareholders or non-registered Shareholders. Please read and follow the applicable instructions below carefully. In order to protect the health and safety of the Corporation's community, Shareholders, employees and other stakeholders, we strongly recommend that Shareholders exercise their right to vote by proxy prior to the Meeting or participate and vote online during the Meeting as described in this Information Circular. If Shareholders do decide to attend this year’s Meeting in person, Shareholders will be required to review the Corporation’s COVID-19 protocols upon arrival at the Meeting and sign an acknowledgement of adherence to such protocols in order to be admitted to the Meeting.
The Corporation is carefully monitoring the public health impact of the COVID-19 pandemic on a daily basis, and may decide to modify the date, time or location of the Meeting depending on the situation. While we understand this could disrupt the plans of those who plan to attend the Meeting, our first priority is the health and safety of our communities, Shareholders, employees and other stakeholders. In the event we decide to modify the date, time or location of the Meeting, Shareholders will be notified and provided with additional details in a press release, at our website at https://www.sierrawireless.com/company/newsroom/ and pursuant to filings we make with Canadian and United States securities regulatory authorities. As always, we encourage you to vote your shares prior to the Meeting.
Sincerely,

Kent P. Thexton	Robin A. Abrams
President and Chief Executive Officer	Chair of the Board

MANAGEMENT INFORMATION CIRCULAR
 As at April 28, 2021
GENERAL PROXY INFORMATION
Solicitation of Proxies
This Information Circular is provided in connection with the solicitation of proxies by Management for use at the Meeting. Solicitation of proxies from registered Shareholders will primarily be by mail or courier, supplemented by telephone or other personal contact by employees or agents of the Corporation at nominal cost.  All costs of solicitation will be paid by the Corporation. The Corporation has retained the services of Kingsdale Advisors (“Kingsdale”) as its proxy solicitation agent to assist the Company in soliciting proxies. The Corporation estimates the fees for Kingsdale associated with this year’s proxy solicitation will be approximately US$32,500 plus charges for any telephone calls and disbursements.
    The Meeting will be held on Wednesday, June 2, 2021 at 12:00 p.m. (Pacific Time) at 13811 Wireless Way, Richmond, British Columbia and virtually at https://web.lumiagm.com/251816015 for the purposes set forth in the accompanying Notice of Meeting.  The information contained herein is given as at April 28, 2021 except as otherwise indicated.
The Corporation is carefully monitoring the public health impact of the COVID-19 pandemic on a daily basis, and may decide to modify the date, time or location of the Meeting depending on the situation. While we understand this could disrupt the plans of those who plan to attend the Meeting, our first priority is the health and safety of our communities, Shareholders, employees and other stakeholders. In the event we decide to modify the date, time or location of the Meeting, Shareholders will be notified and provided with additional details in a press release, at our website at https://www.sierrawireless.com/company/newsroom/ and pursuant to filings we make with Canadian and United States securities regulatory authorities. As always, we encourage you to vote your shares prior to the Meeting.
In this document, “you” and “your” refer to the Shareholders of the Corporation and “Sierra Wireless”, the “Corporation”, the "Company", “we”, “us” or “our” refer to Sierra Wireless, Inc.

Accessing and Voting at the Virtual Meeting
Given the significant uncertainty relating to the COVID-19 pandemic, its public health impact, the associated current restrictions on and the risk in attending large group gatherings and to mitigate risks to the health and safety of the Corporation's community, Shareholders, employees and other stakeholders, the Corporation has made arrangements to enable Shareholders to attend and vote virtually at this year’s Meeting. Registered Shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

The Meeting will be available online at at https://web.lumiagm.com/251816015.

Due to the COVID-19 pandemic, Shareholders should plan to attend this year’s Meeting virtually. Shareholders may attend the Meeting virtually using an internet connected device such as a laptop, computer, tablet or mobile phone and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Those wishing to attend and vote at the Meeting will need to ensure that they remain connected to the Meeting at all times in order to vote when balloting commences, and it is such persons’ responsibility to ensure internet connectivity for the duration of the Meeting. The steps that shareholders will need to follow to access the Meeting will depend on whether they are registered Shareholders or non-registered Shareholders. Please read and follow the applicable instructions below carefully. In order to protect the health and safety of the Corporation's community, Shareholders, employees and other stakeholders, we strongly recommend that Shareholders exercise their right to vote by proxy prior to the Meeting or participate and vote online during the Meeting as described below. If Shareholders do decide to attend this year’s Meeting in person, Shareholders will be required to review the Corporation’s COVID-19 protocols upon arrival at the Meeting and sign an acknowledgement of adherence to such protocols in order to be admitted to the Meeting.

Registered Shareholders and Duly Appointed Proxyholders

Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the meeting.

•Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is sierra2021.
•Duly appointed proxyholders – Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting is sierra2021.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the online meeting. To register a proxyholder, Shareholders MUST visit
https://www.computershare.com/SierraWireless by 12:00 p.m. (Pacific Time) on May 28, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

To participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Participating at the Virtual Meeting

The Meeting will be hosted online by way of a live audiocast. A summary of the information shareholders will need to attend the online meeting is provided below. The Meeting will begin at 12:00 p.m. (Pacific Time) on Wednesday, June 2, 2021.

•Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare (see details under the heading “Registered Shareholders and Duly Appointed Proxyholders”), will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/251816015 prior to the start of the meeting to login. Click on “I have a login” and enter your 15-digit control number or Username along with the password sierra2021.
•Non-Registered Shareholders wishing to attend the meeting virtually who do not have a 15- digit control number or Username will only be able attend as a guest by clicking “I am a Guest” and completing the online form which allows them to listen to the meeting however you will not be able to vote or submit questions.
•United States Beneficial holders: To attend and vote at the Meeting virtually, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:
Computershare
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1
OR
Email at: uslegalproxy@computershare.com
•Requests for registration must be labeled as “Legal Proxy” and be received no later than 12:00 p.m. (Pacific Time) on May 28, 2021. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your shares at
https://web.lumiagm.com/251816015 during the meeting. Please note that you are required to register your appointment at www.computershare.com/SierraWireless
•If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.
•If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Appointment of Proxyholder
The persons named in the accompanying form of proxy are officers, directors and/or other nominees of the Corporation.  A Shareholder has the right to appoint as a proxyholder a person or company (who need not be a Shareholder of the Corporation) other than the persons designated in the previous sentence to attend and act on the Shareholder’s behalf at the Meeting.  To exercise this right, the Shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.
A person or company whose name appears on the books and records of the Corporation is a registered Shareholder.  A non-registered Shareholder is a beneficial owner of Common Shares that are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).
Notice to United States Shareholders
The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.
Registered Shareholders
A registered Shareholder may vote Common Shares owned by it at the Meeting either in person or by proxy.  A registered Shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those registered Shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting.  However, to ensure your representation at the Meeting, we encourage you to return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.
A registered Shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy.  All proxies completed by registered Shareholders must be returned to the Corporation:
•by delivering the proxy to the Corporation’s transfer agent, Computershare at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Monday, May 31, 2021, at 12:00 p.m. (Pacific Time);
•by fax to the Toronto office of Computershare, Attention:  Proxy Tabulation at 416-263-9524 (outside North America) or 1-866-249-7775 (within North America) not later than Monday, May 31, 2021, at 12:00 p.m. (Pacific Time); or
•by telephone or internet, as instructed in the enclosed form of proxy, not later than Monday, May 31, 2021, at 12:00 p.m. (Pacific Time).
Please review the enclosed form of proxy carefully for additional information and resources for assistance.
To be effective, a proxy form must be received by Computershare no later than 12:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.

The Common Shares represented by such Shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the Shareholder on the form of proxy or alternative method of voting on any ballot that may be called for.
Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/SierraWireless by 12:00 p.m. (Pacific Time) on May 28, 2021 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. If a third-party proxyholder is attending the Meeting in person, you DO NOT need to register the appointment.
Without a Username, proxyholders will not be able to participate online at the Meeting.
Non-Registered Shareholders
We have distributed copies of this Information Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered Shareholders at the Corporation's expense.  Unless a non-registered Shareholder has waived its rights to receive these materials, an intermediary is required to deliver them to the non-registered Shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered Shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.
Non-registered Shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.
Usually a non-registered Shareholder will be given a voting instruction form, which must be completed and signed by the non-registered Shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered Shareholder cannot use the mechanisms described above for registered Shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).
Occasionally, however, a non-registered Shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered Shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered Shareholder.  In this case, the non-registered Shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered Shareholders.
These procedures are designed to enable non-registered Shareholders to direct the voting of their Common Shares.  Any non-registered Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the non-registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the intermediary.  In either case, the non-registered Shareholder should carefully follow the instructions provided by the intermediary.
Revocability of Proxies
A Shareholder may revoke a proxy by delivering an instrument in writing executed by the Shareholder or the Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 12:00

p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.
A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A Shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 12:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.
A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.
A registered Shareholder attending the Meeting has the right to vote by attending the virtual Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.
Voting of Proxies and Discretionary Authority
Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.
In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.
The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter of business.  At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.
Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed in this Information Circular, no director or executive officer of the Corporation, no person who served as a director or executive officer since the beginning of the last financial year, no person nominated as a director, nor an associate or affiliate of any such persons, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.
Interests of Informed Persons in Material Transactions
Other than as disclosed in this Information Circular, no informed person of the Corporation (as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or has any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.
Voting Securities and Principal Holders Thereof
The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 36,891,447 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares, issuable in series, of which none are issued and outstanding.
Any Shareholder of record at the close of business on April 21, 2021 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.
Other than as set out below, to the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the voting rights attached to the outstanding Common Shares:
•As of December 31, 2020, Trigran Investments, Inc. reported control, but not ownership, of 5,234,230 Common Shares or 14.3% of the issued and outstanding Common Shares (based on 36,619,439 Common Shares issued and outstanding as at December 31, 2020).

BUSINESS OF THE MEETING
1.    Receipt of Financial Statements
The audited consolidated financial statements of the Corporation for the year ended December 31, 2020, including the auditors’ report thereon, are available on SEDAR at www.sedar.com or on the Corporation’s website at www.sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/.  Copies of such financial statements will also be available at the Meeting. No vote will be taken on the financial statements at the Meeting.
2.    Appointment of Auditors
At the meeting, the Shareholders will be asked to vote on the re-appointment of Ernst & Young LLP ("EY"), Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the Board to fix their remuneration.  The term of the auditor shall end at the close of the next annual meeting of the Shareholders. EY was first appointed auditor of the Company on May 19, 2016.
The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the appointment of Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors. A simple majority of the votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to appoint EY as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors.
Audit Fees
For the fiscal years ended December 31, 2020 and 2019 the Corporation paid auditors fees as follows:

(in United States dollars)	2020	2019
Audit fees	$1,132,700	$1,017,000
Tax fees	25,859	79,020
Audit-related fees	—	38,755
	$1,158,559	$1,134,775

Audit fees for 2020 and 2019 include fees related to the audit of our year-end financial statements, the audit of our internal control over financial reporting, review of our interim financial statements, statutory audits, consents and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for such year.  Tax fees for 2020 relate to tax compliance and tax due diligence relating to an acquisition. Tax fees for 2019 relate to tax advisory services relating to an acquisition and tax compliance matters. Audit-related fees for 2019 relate to due diligence related to an acquisition. No audit-related fees were billed by Auditors in 2020.
3.    Election of Directors
The restated articles of incorporation of the Corporation provide that the Board shall consist of a minimum of one director and a maximum of twelve directors.  The term of office of each of the present directors expires at the Meeting. The Board presently consists of twelve directors, and it is intended that eleven directors be elected at the Meeting for the ensuing year as the Board. As contemplated in the management information circular for last year’s annual general and special meeting of Shareholders and acting on the recommendation of the Governance and Nominating Committee, the Board has determined not to replace one of the current directors, Mr. Gregory Aasen, who is retiring and not standing for re-election.

Each director elected will hold office until the next annual meeting of Shareholders of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).
Majority Voting Policy
The Board has adopted a majority voting policy pursuant to which, in an uncontested election of directors, each director nominee who does not receive a greater number of Common Shares voted in favour of his or her election than Common Shares “withheld” from voting must tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. The Governance and Nominating Committee will consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. The Board will take formal action on the Governance and Nominating Committee’s recommendation no later than 90 days following the date of the Shareholders’ meeting and will announce its decision by press release. If the Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision. The director will not participate in the Governance and Nominating Committee or Board deliberations on the resignation.
Advance Notice Provisions
The Corporation’s By-Law No. 1 provides for advance notice of nominations of directors (“Advance Notice Provisions”) in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to a requisition of a meeting or a Shareholder proposal, in each case made pursuant to the provisions of the CBCA.  The Advance Notice Provisions fix deadlines by which a Shareholder must notify the Corporation of nominations of persons for election to the Board as follows: such notice must be provided to the Corporate Secretary of the Corporation (i) in the case of an annual meeting (including an annual and special meeting) of Shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating Shareholder may be given not later than the close of business on the tenth day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual or annual and special meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the meeting was made.  The Advance Notice Provisions also stipulate that certain information about any proposed nominee and the nominating Shareholder be included in such a notice in order for it to be valid.  The purpose of the Advance Notice Provisions is to ensure that all Shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning the nominees, and can thereby exercise their voting rights in an informed manner.  In addition, the Advance Notice Provisions should assist in facilitating an orderly and efficient meeting process.  A copy of the Corporation’s By-Law No. 1 is available on SEDAR at www.sedar.com.
The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the nominees listed in the table below under the heading "Director Nominees" unless a Shareholder has specified in such Shareholder's proxy that such Shareholder's shares are to be voted against such resolution. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. All of the nominees presented for election as directors are currently directors of the Corporation.  All persons nominated were recommended to the Board by the Governance and Nominating Committee.  The persons nominated and named below are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.

Director Nominees
The following pages set out detailed information on director nominees including:
•place of residence;
•year first elected or appointed as a director;
•age, principal occupation at present and within the preceding five years and whether independent;
•other principal directorships;
•committee memberships and meeting attendance in 2020;
•achievement indicator of minimum share ownership guidelines (as per the method of calculation set forth on page 56 under the section entitled "Minimum Share Ownership Guidelines"); and
•securities held including the number of Common Shares beneficially owned by each director nominee or over which each exercises control or direction, directly or indirectly.
◦The Common Shares and Restricted Share Units ("RSUs") values at December 31, 2020 were calculated using the closing share price of the Common Shares on the TSX of Cdn$18.52 translated at the spot foreign exchange rate of Cdn$1.00 = US$0.7852 for Canadian resident director nominees and on the NASDAQ of US$14.61 for non-Canadian resident director nominees.
◦The Common Shares and RSUs values at December 31, 2019 were calculated using the closing share price of the Common Shares on the TSX of Cdn$12.39 translated at the spot foreign exchange rate of Cdn$1.00 = US$0.7699 for Canadian resident director nominees and on the NASDAQ of US$9.55 for non-Canadian resident director nominees.

ROBIN A. ABRAMS
Los Altos, California, U.S.A.
Independent Director since: 2010
Age: 69
Ms. Abrams is a Corporate Director. Prior to her retirement, Ms. Abrams gained extensive experience in governance and management of large, publicly traded entities including as the CEO of Zilog, Palm Computing, Inc. and VeriFone. Ms. Abrams has held internationally focused executive positions at Apple and Unisys and has held CEO positions at the following start-up companies: Firefly Mobile, a mobile products company for the youth market, and BlueKite, a leading provider of bandwidth optimization software for wireless operators. Ms. Abrams earned her B.A. and J.D. degrees from the University of Nebraska, and she serves on the board of directors of several companies.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors	13/13	100%	HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees)
Lattice Semiconductor - NASDAQ (Audit, Nominating and Governance Committees)
					FactSet Research Systems Inc. - NASDAQ (Chair of the Board, Audit, Nominating and Governance Committees)
Governance and Nominating Committee			5/5	100%

Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	38,296	14,184	52,480	766,733	5,457	Meets
2019	31,384	6,912	38,296	365,727	7,375
Change	6,912	7,272	14,184	401,006	(1,918)

JAMES R. ANDERSON
Los Gatos, California, U.S.A.
Independent Director since: 2020
Age: 49
James R. Anderson joined the Sierra Wireless Board of Directors in April 2020. Mr. Anderson is Lattice Semiconductor Corporation’s (“Lattice”) President and Chief Executive Officer and serves on the company’s Board of Directors. He joined Lattice in September 2018 and has since driven a transformation of the company which has led to record profitability and a significant expansion in market capitalization. Prior to Lattice, Mr. Anderson served as senior vice president and general manager of AMD’s Computing and Graphics business group from 2015. Prior to AMD, Mr. Anderson held a broad range of leadership positions spanning general management, engineering, sales, marketing, and strategy at companies including, Intel, Broadcom Limited (formerly, Avago Technologies), and LSI Corporation. Mr. Anderson holds an MBA and Master of Science in electrical engineering and computer science from the Massachusetts Institute of Technology, a Master of Science in electrical engineering from Purdue University, and a Bachelor of Science in electrical engineering from the University of Minnesota. His meeting attendance below is reflective of the meetings occurring after his appointment in 2020.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			7/7	100%	Lattice Semiconductor Corporation - NASDAQ
Human Resources Committee			7/7	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	—	14,184	14,184	207,228	—	Meets (1)
2019	—	—	—	—	—
Change	—	14,184	14,184	207,228	—
(1) Mr. Anderson was appointed to the Corporation's Board of Directors on April 16, 2020. As per the guidelines, Mr. Anderson has four years from his appointment to acquire the minimum share ownership set out in the guidelines.

KARIMA BAWA
Vancouver, British Columbia, Canada
Independent Director since: 2020
Age: 54
Karima Bawa joined the Sierra Wireless Board of Directors in April 2020. Ms. Bawa is a Senior Fellow at the Centre for International Governance and Innovation and is the co-founder of 3D Bridge Solutions Inc. She serves as an IP Advisor and is a board member for the College of Patent Agents and Trademark Agents. Ms. Bawa is also the former General Counsel and Chief Legal Officer for Research In Motion Limited (now BlackBerry). In the 12 years she served at BlackBerry she was a member of the senior leadership team and oversaw a global legal team. Ms. Bawa was also a member of various strategic and operational senior management committees. Ms. Bawa is a lawyer and holds a Bachelor of Science, a Master in Business Administration and an ICD.D certification from the Institute of Corporate Directors. Her meeting attendance below is reflective of the meetings occurring after her appointment in 2020.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			7/7	100%	None
Governance and Nominating Committee			3/3	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	—	14,184	14,184	206,256	—	Meets (1)
2019	—	—	—	—	—
Change	—	14,184	14,184	206,256	—
(1) Ms. Bawa was appointed to the Corporation's Board of Directors on April 16, 2020. As per the guidelines, Ms. Bawa has four years from her appointment to acquire the minimum share ownership set out in the guidelines.

RUSSELL N. JONES
Ottawa, Ontario, Canada
Independent Director since: 2018
Age: 62
Mr. Jones is a Corporate Director. He is a retired executive with extensive experience in the technology industry and demonstrated experience in financial oversight and reporting. Mr. Jones currently serves on the Board of Directors of Olo Inc., a public B2B SaaS company for the restaurant industry. Prior to his retirement, Mr. Jones was CFO of Shopify Inc. He joined Shopify in early 2011 and took the company public in May 2015. Mr. Jones has also held senior executive roles at a number of companies including Mitel Corporation, Newbridge Networks, Watchfire, Quake Technologies. He also co-founded a CFO advisory firm focused on earlier stage technology companies. He is a CPA, CA and holds a Bachelor of Commerce (Honours) from Carleton University and an ICD.D certification from the Institute of Corporate Directors.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			13/13	100%	Olo Inc. (NYSE) (Audit Committee Chair)
Audit Committee			8/8	100%
Governance and Nominating Committee			5/5	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	15,000	27,744	42,744	621,560	—	Meets (1)
2019	3,800	13,560	17,360	165,577	—
Change	11,200	14,184	25,384	455,983	—
(1) As per the guidelines, Mr. Jones has four years from his appointment to acquire the minimum share ownership set out in the guidelines.

THOMAS K. LINTON
Georgia, U.S.A.
Independent Director since: 2020
Age: 63
Mr. Linton is a recognized expert in procurement and supply chain management, most recently serving as the chief procurement and supply chain officer for Flex. He was honored with the Institute of Supply Management’s prestigious J. Shipman Gold Medal in 2019, and the Lifetime Achievement Award from the Procurement Leaders Organization in 2017, and he was inducted into the Chief Procurement Officers Hall of Fame. Mr. Linton spent 20 years at IBM, developing and founding several worldwide trading and technical centers. After leaving IBM, Mr. Linton helped found E2Open, Inc., a supply chain software company. He has served as chief procurement officer at Agere Systems and Freescale Semiconductor, and as executive vice president and chief procurement officer at LG Electronics. He has served on the World Economic Forum’s Global Future Council on Mobility and currently serves as an advisory board member for a number of institutions of higher learning, including the MIT Center for Transportation and Logistics, as well as on several boards in the electronics hardware supply chain. His meeting attendance below is reflective of the meetings occurring after his appointment in 2020.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			6/6	100%	None
Audit Committee			5/5	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	—	14,184	14,184	207,228	—	Meets (1)
2019	—	—	—	—	—
Change	—	14,184	14,184	207,228	—
(1) Mr. Linton was appointed to the Corporation's Board of Directors on May 22 2020. As per the guidelines, Mr. Linton has four years from his appointment to acquire the minimum share ownership set out in the guidelines.

MARTIN D. MC COURT
Issey-les-Moulineaux, France
Independent Director since: 2020
Age: 58
Over a 14-year career as EVP Strategy and M&A, CTO and CMO for Gemalto, Martin Mc Court was instrumental in repositioning Gemalto from smartcards to Digital Security, building a €1 Billion Platform and Services business on top of the historical hardware business. Executing more than 40 acquisitions, Gemalto doubled in size to €3 Billion revenues, creating leadership positions in the adjacent markets for IOT, Cybersecurity and Biometrics. Gemalto was acquired by Thales in 2019. Previously Mr. Mc Court worked for 20 years at Corning Inc., holding a variety of management roles across R&D, Sales & Marketing, Strategy and M&A, most recently as GM of the worldwide network design and installation business. Mr. Mc Court also serves on the board of directors of IDnow GmbH (Germany). Mr. Mc Court holds an MBA from INSEAD, a Ph.D from the Institut National Polytechnique de Grenoble, a B.Eng (Electronics) from University College Dublin and is a graduate of the Harvard Business School Corporate Directors Certificate program. His meeting attendance below is reflective of the meetings which occurred after his appointment in 2020.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			6/6	100%	None
Human Resources Committee			6/6	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	15,000	14,184	29,184	426,378	—	Meets (1)
2019	—	—	—	—	—
Change	15,000	14,184	29,184	426,378	—
(1) Mr. Mc Court was appointed to the Corporation's Board of Directors on May 22 2020. As per the guidelines, Mr. Mc Court has four years from his appointment to acquire the minimum share ownership set out in the guidelines.

LORI M. O'NEILL
Ottawa, Ontario, Canada
Independent Director since: 2019
Age: 55
Lori M. O'Neill is a Corporate Director. Ms. O’Neill is a FCPA, FCA, corporate director and independent financial and governance consultant. She provides governance and financial consulting services to growth companies, after serving over 24 years with Deloitte LLP. As a partner at Deloitte LLP with various national and industry leadership roles, she focused on advising growth companies from start-ups to multinationals, supporting complex transactions, private and public equity offerings, and mergers and acquisitions in Canada and the U.S.  Ms. O'Neill is a board member for Constellation Software Inc., University of Ottawa Heart Institute, Ontario Lottery and Gaming Corporation, Tehema Group (formerly: Pythian Group, Inc.) and Ashbury College. Ms. O’Neill graduated from Carleton University with a Bachelor of Commerce (Highest Honors) in 1988, achieved her CPA, CA designation in 1990, her U.S. CPA designation in 2003, and completed the ICD Director Education Program attaining the ICD.D.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			13/13	100%	Constellation Software Inc. Toronto Stock Exchange (Audit Committee)
Audit Committee			8/8	100%
Human Resources Committee			11/11	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	—	24,473	24,473	355,873	—	Meets (1)
2019	—	10,289	10,289	98,135	—
Change	—	14,184	14,184	257,738	—
(1) As per the guidelines, Ms. O'Neill has four years from her appointment to acquire the minimum share ownership set out in the guidelines.

THOMAS SIEBER
Zurich, Switzerland
Independent Director since: 2014
Age: 59
Mr. Sieber is a Corporate Director and also currently serves as the Chairman of the Board of the Swiss utility company Axpo Holding AG, a position he has held since March 2016. Mr. Sieber has extensive experience as a technology industry executive with demonstrated expertise in building pan-European enterprise sales channels.  Mr. Sieber was the CEO of Salt Mobile SA (formerly Orange Switzerland) from 2009 to 2012, where he led a successful turnaround of the business and drove the sale process of the company to a new owner.  He then served as Chairman until the end of 2015. Before joining Orange, Mr. Sieber was Executive Vice President of Sales for Fujitsu Siemens Computers. Mr. Sieber started his career at Hewlett-Packard, advancing to General Manager for Small and Medium Enterprise, EMEA, by the time he left the company in 2001. He studied Business Administration at the University of St.Gallen (HSG) in Switzerland, graduating in 1987.  Mr. Sieber also currently serves on the board of directors of the publicly listed Indian IT services company, HCL Technologies.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			13/13	100%	HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”)
Audit Committee			8/8	100%
Governance and Nominating Committee			5/5	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	54,043	14,184	68,227	996,796	5,457	Meets
2019	47,339	6,912	54,251	518,097	7,375
Change	6,704	7,272	13,976	478,699	(1,918)

KENT P. THEXTON
Toronto, Ontario, Canada
Director since: 2005
Age: 58
Mr. Thexton has been President and Chief Executive Officer of Sierra Wireless since November 2018 and has overall Management responsibility for the Corporation. Prior to assuming the permanent role, he had been serving as interim President and Chief Executive Officer since May 31, 2018 and the non-executive Chair of the Board of Sierra Wireless since February 2016.  From May 2016 until October 2018, he was a Managing Partner of ScaleUP Ventures Inc., a venture capital fund that targets early stage investments in high growth technology companies in large, growing markets that have begun to show traction. From January 2014 to April 2016, Mr. Thexton was Managing Director of OMERS Ventures, the venture capital investment arm of the OMERS Pension Plan. During his career, Mr. Thexton has spent almost 25 years in both founder and operational management positions at growth companies globally including serving as Chief Data and Marketing Officer and board member at European telecom firm O2 Group plc, which sold to Telefonica S.A. in 2005 for $35 billion. Mr. Thexton has been an active and successful angel investor for a number of years and also founded venture-backed i-wireless, which grew to become a leading US MVNO with over one million subscribers.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			13/13	100%	None
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	103,905	571,451	675,356	9,820,660	5,457	Meets (1)
2019	98,473	207,120	305,593	2,914,692	8,478
Change	5,432	364,331	369,763	6,905,968	(3,021)
(1) As per the guidelines, Mr. Thexton has five years from his appointment as President & CEO to acquire the minimum share ownership set out in the guidelines.

MARK TWAALFHOVEN
Phuket, Thailand
Director since: 2020
Age: 60
Mark Twaalfhoven is an international executive with more than 25 years of experience in managing and improving efficiency of complex, global technology organizations. Between 2014 and 2019, Mr. Twaalfhoven served as CEO of Pulse Electronics, where he significantly improved profitability and generated a 15-fold return on invested capital upon sale of the company. Previously, Mr. Twaalfhoven was President at Valuec B.V., a Hong Kong based investment firm focusing on performance improvements of growing technology companies. From 2005 to 2009, Mr. Twaalfhoven led the restructuring and successful turnaround of Teleplan International, a listed company providing total lifecycle care solutions for the computer, mobile phone and consumer industries, where he served as President and CEO. Between 1996 and 2005, Mr. Twaalfhoven served in a number of positions, including Senior Vice President and Corporate Officer of Amphenol Corporation, where he led the development and tenfold growth of its Asian operations. Mr. Twaalfhoven holds a Master of Science in Industrial Engineering from Stanford University, a Bachelor’s Degree in Mechanical Engineering from Purdue University and he completed the Advanced Management Program at Harvard Business School. His meeting attendance below is reflective of the meetings occurring after his appointment in 2020.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			6/6	100%	None
Audit Committee			5/5	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	30,000	14,184	44,184	645,528	—	Meets (1)
2019	—	—	—	—	—
Change	30,000	14,184	44,184	645,528	—
(1) Mr. Twaalfhoven was appointed to the Corporation's Board of Directors on May 22 2020. As per the guidelines, Mr. Twaalfhoven has four years from his appointment to acquire the minimum share ownership set out in the guidelines.

GREGORY L. WATERS
Los Gatos, California, U.S.A.
Independent Director since: 2020
Age: 60
Gregory L. Waters joined the Sierra Wireless Board of Directors in March 2020. Mr. Waters is an experienced corporate director, CEO and advisor, specializing in growth companies associated with IoT and Machine Learning. Mr. Waters also currently serves on the Board of Directors of Mythic, an Artificial Intelligence solutions company, and ON Semiconductor Corporation, a publicly listed semiconductor company . Previously, Mr. Waters was on the board of Mellanox Technologies, Ltd. From 2014 to 2019, he was President, CEO and a member of the Board of Directors of Integrated Device Technology Inc., a global leader in Analog Mixed Signal solutions which was acquired by Renesas Electronics in April 2019. Prior to IDT, Mr. Waters served as Executive Vice President and General Manager for Skyworks Solutions from 2003 to 2012, where he led the company’s wireless businesses to an industry leadership position. He joined Agere Systems Inc in 1998, serving in various roles, including Vice President of the wireless communications business and Vice President of the broadband communications business, and Senior Vice President of Strategy and Business Development, where he played a key role in the company's IPO. He began his career at Texas Instruments Inc. in a variety of management positions in sales, customer design centers and product line management. Mr. Waters has a B.S. in Engineering from the University of Vermont and an M.S. in Computer Science from Northeastern University, with a specialization in Artificial Intelligence. His meeting attendance below is reflective of the meetings occurring after his appointment in 2020.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			11/11	100%	ON Semiconductor - NASDAQ (Science & Technology and Executive Committees)
Human Resources Committee			8/8	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2020	—	14,184	14,184	207,228	—	Meets (1)
2019	—	—	—	—	—
Change	—	14,184	14,184	207,228	—
(1) Mr. Waters was appointed to the Company's Board of Directors on March 23, 2020. As per the guidelines, Mr. Waters has four years from his appointment to acquire the minimum share ownership set out in the guidelines.

None of the nominees for election as a director, except where otherwise specifically indicated, is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company, including the Corporation, that:
(a)    was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)    while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
    Lori O’Neill was a director of DragonWave Inc. (“DragonWave”) from June 13, 2013 until July 31, 2017. Ms. O’Neill, together with all the then current directors of DragonWave, resigned from the board of DragonWave on July 31, 2017 upon the appointment by the Ontario Superior Court of Justice of KSV Kofman Inc. as receiver over all of the property and assets of DragonWave on the application of DragonWave’s senior creditors. On July 20, 2017, the Investment Industry Regulatory Organization of Canada suspended trading of DragonWave’s common shares on the TSX and DragonWave’s delisting from the TSX was announced on August 1, 2017, effective August 30, 2017. DragonWave’s delisting from Nasdaq took effect on August 2, 2017.
In addition, none of the nominees for election as a director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Further Information on Proposed Nominees
For further information relating to the proposed nominees, refer to the section entitled "Directors and Executive Officers" in our Annual Information Form ("AIF") dated March 17, 2021. The information included in this Information Circular is current as of the date of this Information Circular. The AIF is available on our website at www.sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at www.sedar.com.

Director Attendance and Meetings Held During the Year Ended December 31, 2020
Board members are expected to attend all board meetings and meetings of the committees on which they serve. The following table sets out the attendance, in person and by telephone/video conference, of the Board members currently standing for election, at Board meetings and Board standing committee meetings held during the year ended December 31, 2020. In 2020, one Board meeting was held in person and twelve meetings were held by telephone/video conference.

Board and committee meetings held during the year ended December 31, 2020	Board Meetings Attended	Committee Meetings Attended	Percentage of Meetings Attended
Robin A. Abrams	13 of 13	5 of 5	100%
Russell N. Jones	13 of 13	13 of 13	100%
Thomas Sieber	13 of 13	13 of 13	100%
Kent P. Thexton	13 of 13	N/A	100%
Lori O'Neill	13 of 13	19 of 19	100%
Gregory L. Waters(2)	11 of 11	8 of 8	100%
James R. Anderson(3)	7 of 7	7 of 7	100%
Karima Bawa(4)	7 of 7	3 of 3	100%
Thomas K. Linton(5)	6 of 6	5 of 5	100%
Martin D. Mc Court(6)	6 of 6	6 of 6	100%
Mark Twaalfhoven(7)	6 of 6	5 of 5	100%
(1) Mr. Thexton is not independent and is not a member of any Board committee. He attends certain committee meetings in his capacity as President and Chief Executive Officer at the invitation of the respective committee chair.
(2) Mr. Waters joined the Board in March 2020 and was appointed to the Human Resources Committee in March 2020.
(3) Mr. Anderson joined the Board in April 2020 and was appointed to the Human Resources Committee in April 2020.
(4) Ms. Bawa joined the Board in April 2020 and was appointed to the Governance and Nominating Committee in April 2020.
(5) Mr. Linton joined the Board in May 2020 and was appointed to the Audit Committee in May 2020.
(6) Mr. Mc Court joined the Board in May 2020 and was appointed to the Human Resources Committee in May 2020.
(7) Mr. Twaalfhoven joined the Board in May 2020 and was appointed to the Audit Committee in May 2020.

Committee Memberships and Independence Status of Director Board Nominees
    The following table sets out the Board committee memberships and independence status of each director nominee as of the date of this Information Circular.

Board Committee Composition
Directors	Independent	Audit	Governance and Nominating	Human Resources
Robin A. Abrams	✓	—	✓	—
James R. Anderson	✓	—	—	✓
Karima Bawa	✓	—	✓	—
Russell N. Jones	✓	✓	✓	—
Thomas K. Linton	✓	✓	—	—
Martin D. Mc Court	✓	—	—	✓
Lori O'Neill	✓	Chair	—	✓
Thomas Sieber	✓	✓	Chair	—
Kent P. Thexton	✗	—	—	—
Mark Twaalfhoven	✓	✓	—	—
Gregory L. Waters	✓	—	—	Chair
    The Board determined that each director nominee is independent, except Kent Thexton who is the President and Chief Executive Officer of the Corporation. All members of the Board committees are independent.
For detailed information about how the Board determines director independence, see the section entitled Independence on page 31.
Director Attendance at the 2020 Annual Meeting of Shareholders
The Corporation encourages each member of the Board to attend its annual meeting of Shareholders. At our last meeting held May 21, 2020, all of the current director nominees who were serving on the Board as of that date attended the meeting by video conference given the COVID-19 restrictions in place at the time.

2020 AGM Voting Results for Directors
    The 2020 voting results for directors standing for re-election at the Meeting were announced by the Corporation by press release on May 22, 2020 and are set out below. Mr. Linton, Mr. Mc Court and Mr. Twaalfhoven were appointed by the Board as directors following approval of the Board expansion resolution by the Shareholders at the 2020 Annual General and Special Meeting, which resolution amended the Articles to provide for a maximum of twelve directors.

Directors	Votes For	% of Votes	Votes Withheld	% of Votes
Gregory D. Aasen	16,516,793	95.88%	710,445	4.12%
Robin A. Abrams	16,566,046	96.16%	661,192	3.84%
Russell N. Jones	16,731,536	97.12%	495,702	2.88%
Lori M. O'Neill	16,754,240	97.25%	472,998	2.75%
Thomas Sieber	16,762,256	97.30%	464,982	2.70%
Kent P. Thexton	16,623,928	96.50%	603,310	3.50%
Gregory L. Waters	16,766,993	97.33%	460,244	2.67%
James R. Anderson	16,764,978	97.32%	462,260	2.68%
Karima Bawa	16,746,586	97.21%	480,651	2.79%
4.    Amendment and Restatement of the 2011 Treasury Based Restricted Share Unit Plan and approval of all unallocated entitlements thereunder
Background
The Corporation implemented the 2011 Treasury Based Restricted Share Unit Plan (the “Treasury RSU Plan”) to further the growth and profitability of the Corporation by increasing long-term incentives and encouraging Common Share ownership on the part of employees, independent contractors and outside directors of the Corporation and its subsidiaries.
The Treasury RSU Plan is an important component of the Corporation's overall compensation program and allows the Corporation to attract, hire and retain skilled employees in a highly competitive environment. The granting of RSUs enables our employees to participate in the long-term growth and performance of the company in alignment with Shareholder value creation. Our employee base is expected to grow over time as the Corporation expands both organically and through acquisition. The continued availability of the Treasury RSU Plan will allow us to incent and retain our valued employees as they execute on the longer term vision for the Company. The unallocated entitlements under the Treasury RSU Plan were last approved by Shareholders on May 17, 2018. Any RSUs granted after May 17, 2021 are conditional upon Shareholders approving the continuation of the Treasury RSU Plan at the Meeting.

A summary of the key terms of the Treasury RSU Plan is included in Schedule A hereto.
The Treasury RSU Plan is a “rolling” plan as described in section 613 of the TSX Company Manual, and as such, the Corporation must obtain shareholder approval of the unallocated entitlements under the Treasury RSU Plan every three years in accordance with TSX policies. Shareholders will be asked at the Meeting to approve a resolution to amend the Treasury RSU Plan in the form attached to this Information Circular as Appendix A and to approve all unallocated entitlements under the Treasury RSU Plan. The proposed amendments provide that the maximum number of Common Shares issuable pursuant to outstanding awards under the Treasury RSU Plan from time to time will be increased from 4.6% of the issued and outstanding Common Shares from time to time to a maximum of 9.7% of the issued and outstanding Common Shares from time to time. If the proposed amendments are approved, the aggregate number of Common Shares issuable under the Option Plan and the Treasury RSU Pan, together, may not exceed 9.7% of the Corporation's issued and outstanding Common Shares. As of April 28, 2021, this amendment will result in 3,578,470 Common Shares being subject to issuance under the Treasury RSU Plan. Appendix A also reflects certain housekeeping amendments approved by the Board to reflect the Corporation’s current administrative practices with respect to applicable withholding taxes, for which Shareholder approval is not required.
Approval by Shareholders
The text of the resolution of the Shareholders of the Corporation to approve the Treasury RSU Plan is set forth below:
“BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the “Corporation”), that:
1.The amendments to the 2011 Treasury Based Restricted Share Unit Plan (the “Treasury RSU Plan”) shown in Appendix A attached to the Corporation’s 2021 Management Information Circular be and hereby are approved;
2.The unallocated entitlements under the Treasury RSU Plan are hereby approved and the Corporation will have the ability to grant restricted share units under the Treasury RSU Plan until June 2, 2024, which is the date that is three years from the date of the shareholder meeting at which shareholder approval is being sought; and
3.Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to this resolution.”
The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the foregoing resolution unless a Shareholder has specified in such Shareholder’s proxy that such Shareholder’s shares are to be voted against such resolution.
In the event that the foregoing resolutions are not passed by the requisite number of votes cast at the Meeting, the Corporation will not have an operative Treasury RSU Plan and therefore the Board will not be able to issue additional restricted share units until such time as another treasury based restricted share unit plan is created and approved, and may consequently have difficulty attracting and retaining high caliber personnel. RSUs previously allocated under the Treasury RSU Plan will continue unaffected by the disapproval of the Treasury RSU Plan resolution; however previously granted RSUs will not be available for re-allocation if they are canceled prior to exercise.
The foregoing resolution must be approved by a simple majority of 50% plus one vote of the votes cast by Shareholders.

5.    Amendment of the Amended and Restated 1997 Stock Option Plan
Background
The Shareholders and directors of the Corporation have previously approved the current Amended and Restated 1997 Stock Option Plan (the “Option Plan”) under which directors, officers and employees of the Corporation may be granted options to acquire Common Shares. The principal purpose of the Option Plan is to provide incentives to attract, retain and motivate high caliber persons whose contributions are important to the success of the Corporation.

A summary of the key terms of the Option Plan is included in Schedule A hereto.

The Option Plan is a “rolling” plan as described in section 613 of the TSX Company Manual, and as such, the Corporation must obtain Shareholder approval of the Option Plan and the unallocated entitlements under the Option Plan every three years in accordance with TSX policies. Shareholders last approved the Option Plan and the unallocated entitlements thereunder on May 21, 2020. At the Meeting, Shareholders will be asked to approve a resolution to amend and restate the Option Plan in the form attached to this Information Circular as Appendix B. The proposed amendments will (a) amend the effective date of the Option Plan from May 17, 2011 to April 28, 2021, the date the Board approved the proposed amendments; and (b) increase the number of Common Shares subject to issuance under the Option Plan from the lesser of (i) a rolling maximum of 8.9% of the issued and outstanding Common Shares from time to time; or (ii) 7,000,000 Common Shares, as provided by the current Option Plan, to a rolling maximum of 9.7% of the issued and outstanding Common Shares from time to time, with a maximum number of 7,000,000 Common Shares that can be issued as "incentive stock options" intended to qualify under section 422 of the US Internal Revenue Code. We have clarified that the 7,000,000 Common Share limit applies solely as a limit on the grant of US tax favoured "incentive stock options" that may be granted under the Option Plan, which is required for compliance with US federal income tax rules, but will not serve as an overall limit on the number of Common Shares that may be granted under the Option Plan.

The 7,000,000 Common Share limit in the current Option Plan described above was originally approved by the Shareholders at the 2008 annual and special meeting of Shareholders. Under the terms of the current Option Plan, the Corporation is currently in excess of the overall limit of 7,000,000 Common Shares by approximately 412,000 Common Shares issuable under options granted to date since the creation of the plan in 1997. The Common Shares issued to date under the current Option Plan do not exceed the 7,000,000 Common Share limit. In addition, the Common Shares issuable under US tax favoured “incentive stock options” granted to date do not exceed the 7,000,000 Common Share limit. Therefore, if the proposed clarifying amendments are passed by the Shareholders at the Meeting, the Corporation would no longer be in excess of any limit on the issuance of Common Shares under the Option Plan.

If the proposed amendments are approved, the aggregate number of Common Shares issuable under the Option Plan and the Treasury RSU Pan, together, may not exceed 9.7% of the Corporation's issued and outstanding Common Shares. As of April 28, 2021, this amendment will result in 3,578,470 Common Shares being subject to issuance under the Option Plan.

Approval by Shareholders
The text of the resolution of the shareholders of the Corporation to approve the Option Plan and all unallocated entitlements is set forth below:
“BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the “Corporation”), that:
1.The amendments to the Amended and Restated 1997 Stock Option Plan (the "Option Plan") shown in Appendix B attached to the Corporation’s 2021 Management Information Circular be and hereby are approved; and
2.Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to do all such things and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to this resolution.”
The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the foregoing resolution unless a Shareholder has specified in such Shareholder’s proxy that such Shareholder’s shares are to be voted against such resolution.

In the event that the foregoing resolutions are not passed by the requisite number of votes cast at the Meeting and the proposed amendments to the Option Plan are not approved, the Corporation will continue to have the ability to settle future stock options granted under the current Option Plan in Common Shares issued from treasury until 2023 when the Option Plan and the unallocated entitlements thereunder will be subject to re-approval by Shareholders in accordance with TSX rules.

The foregoing resolution must be approved by a simple majority of 50% plus one vote of the votes cast by Shareholders.

6.    Advisory Vote on Executive Compensation ("Say on Pay")
    The underlying principle for executive pay throughout the Corporation is “pay-for-performance”. We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviors that reinforce the Corporation’s values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the “Compensation Discussion and Analysis” section of this Information Circular on page 47.
The Board has determined that holding advisory votes on executive compensation (commonly referred to as "Say on Pay") is a governance best practice. This is our fourth year of providing the opportunity for Shareholders to engage on this topic. This non-binding advisory vote on executive compensation will provide you as a Shareholder with the opportunity to vote “FOR” or “AGAINST” our approach to executive compensation. The text of the resolution of the Shareholders of the Corporation to accept, on an advisory basis, the Corporation’s approach to executive compensation is set forth below:
“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Sierra Wireless, Inc. (the “Corporation”), that the shareholders of the Corporation accept the approach to executive compensation disclosed in the Corporation’s 2021 Management Information Circular.”
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the Shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.
The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the foregoing resolution unless a Shareholder has specified in such Shareholder’s proxy that such Shareholder’s shares are to be voted against such resolution.
7.    Other Matters
The Corporation knows of no other matters to be submitted to the Shareholders at the Meeting. If any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

CORPORATE GOVERNANCE DISCLOSURE

Key Elements of Corporate Governance at Sierra Wireless

Key Elements	Highlights	Page
Code of Business Conduct and supporting policies	The Board promotes a strong culture of integrity and ethical behavior for directors, management and employees, and we require all directors to certify compliance with our Code of Business Conduct each year	35
Board independence	The majority (92%) of our directors are independent and all board committees comprise independent directors. Our Board Chair, Robin Abrams, is an independent director	31
Director attendance and engagement	All members of the Board are fully engaged in their duties as directors which is demonstrated by the director attendance at Board and committee meetings in 2020	23
Board tenure	We use the annual board assessment to inform the GNC's decision to propose director nominees and we have a mandatory board retirement policy requiring directors to retire in the year that they reach age 70	44
Majority Voting Policy	Director nominees not receiving majority approval from Shareholders of their nomination must tender their resignations	9
Annual Board and director assessment process	We have a formal annual process for assessment of the Board, its committees and individual directors	38
Director compensation	Our Board compensation is designed to enable recruitment of experienced and talented directors whose interests are aligned with those of our Shareholders. Directors receive annual equity awards consisting of 100% restricted share units and do not receive stock options as of April 1, 2017	73
Director equity ownership	Directors are expected to hold a minimum number of common shares that is no less than an amount equal to four times the annual board retainer	56
Director Education Policy, Board orientation and continuing education	We provide new directors with an intensive orientation to the Company and directors undertake annual development activities sponsored by the Company and other providers of professional development	34
Say-on-pay	We hold an annual advisory vote on executive compensation	27
Board Skills Matrix	The Governance and Nominating Committee maintains a Board skills matrix which is updated annually	40
Board diversity	The Board has a diverse mix of skills, background and experience and has adopted a Diversity Policy including, but not limited to, diversity characteristics such as gender, age, ethnicity, and geography	44
In camera meetings	At every regularly scheduled Board and committee meeting, independent directors meet without management present to provide a forum for open and frank discussion	31

Statement of Corporate Governance Practices
We are committed to corporate governance practices that enhance the interest of our Shareholders, employees, customers, suppliers and other stakeholders.  Our corporate governance practices provide a solid basis on which we oversee and conduct the operations of our business.  Some of these practices include:
(a)     separating the role of the President and Chief Executive Officer from that of the Chair of the Board;
(b)      conducting in-camera sessions at each meeting of the Board and each Board committee meeting, where Board and committee members meet separately without management present;
(c)      having both the external auditor and the Company’s senior risk management executive report to the Audit Committee; and
(d)      conducting in-camera sessions at each quarterly Audit Committee meeting where committee members meet separately with the external auditor and the senior risk management executive without management present.
At least annually, the Governance and Nominating Committee assesses emerging governance best practices and where appropriate, governance practices are enhanced.
This section discusses our governance approach, policies and practices.  It also describes the role and functioning of the Board and the three standing Board committees.  A copy of the mandates of the Board and the three standing committees of the Board can be found at www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
The Corporation is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Market.  In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that corporations like ours should adopt. The Corporation also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. Pursuant to an exemption granted by NASDAQ, we are permitted to follow our home country governance regulations with respect to quorum requirements, rather than those set forth by NASDAQ.
Our corporate governance disclosure obligations are set out in National Instrument 58-101 - Disclosure of Corporate Governance Practices, National Policy 58-201 - Corporate Governance Guidelines and Multilateral Instrument 52-110 - Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of Board members.
Board of Directors
The Board oversees our business and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, our policies, the written mandate of the Board and Board committees and our Code of Business Conduct.
The Board presently consists of twelve directors, eleven of whom will be standing for election at the Meeting.  Mr. Aasen is retiring as a director and not standing for re-election. Board size and composition are reviewed annually based on changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. Current information about each of the eleven nominee directors can be found on pages 11 to 21 of this Information Circular.
Independence
Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation in light of the independence standards described in section 1.4 of National Instrument 52-110 - Audit Committees.  A director is considered independent only where the Board affirmatively determines that the director has no material relationship with the Corporation. The Board has determined that, of our twelve current directors, eleven directors, or 92%, are independent directors under the standards described in section 1.4 of National Instrument 52-110 - Audit Committees.  Kent P. Thexton is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.  Each of the Audit, Human Resources and Governance and Nominating Committees consist entirely of independent directors.
Independent Chair
We believe that the separation of the position of President and Chief Executive Officer from that of the Chair of the Board enhances the Board’s independence.  For this reason, our Board is led by a non-executive, independent director, Robin A. Abrams. The Chair of the Board is responsible for the overall leadership and management of the Board.  According to the position description, the key responsibilities of the Chair of the Board include:
•providing leadership to enhance Board effectiveness;
•managing the activities of the Board and ensuring coordination among committees of the Board;
•ensuring that the respective roles of the Board and management are well delineated;
•acting as a liaison between the Board and management;
•ensuring that the Board has the information it needs to be effective;
•ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation;
•representing the Corporation on particular matters identified by the Board or management with stakeholders; and
•leading by example and setting a high standard of integrity.
Refer to the tables under “Business of the Meeting - Election of Directors - Director Nominees” for information related to director attendance at meetings of the Board and the three standing committees.
In Camera Sessions
It is the practice of the Board for the independent directors to meet without management at each Board and committee meeting.  In 2020, there was an in camera session as part of every regularly scheduled Board meeting as well as every standing committee meeting. During these sessions, the independent directors discuss, among other things, business execution and implementation by management.  The Chair of the Board communicates with management regarding the discussions of the independent directors where appropriate.

Interlocking Directorships
The following directors of the Corporation currently serve together on interlocking Boards:
•Robin A. Abrams and Thomas Sieber serve together on the Board of HCL Technologies.
•Robin A. Abrams and James R. Anderson serve together on the Board of Lattice Semiconductor Corporation.
Role of the Board
Board Mandate
The roles and responsibilities of the Board are set out in the Board Mandate, the full text of which is posted on our website at
www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/ and on SEDAR at www.sedar.com.
The Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.
Strategic Planning
Management is responsible for developing the strategic plan, which it presents to the Board each year for approval.  During 2020, the Board held one meeting to specifically discuss the strategic plan and other strategic issues such as corporate opportunities and the main risks facing our business. Ad hoc committees to consider strategic alternatives may be formed from time to time. Performance against the strategic plan and other strategic issues are discussed at each Board meeting.
Risk Management
The Board is responsible for overseeing risk and the risk management process including:
•ensuring that our principal risks are identified and that an appropriate process is in place for risk assessment and risk management;
•monitoring our risk management process; and
•seeking assurance that our internal control and management information systems are effective.
The Board has delegated specific risk management responsibilities to the Audit Committee.  The Head of Risk and Internal Audit reports directly to the Chair of the Audit Committee.  During 2020, the Audit Committee received regular reports from the Head of Risk and Internal Audit at which time risk management activities were discussed including observations and assessments of the Corporation’s systems of governance, risk management and compliance. In addition, during 2020, the Audit Committee held three meetings during which extensive portions of the agenda were devoted to risk management and related topics. The Audit Committee provides updates on risk management to the full Board as warranted and, in any case, no less frequently than annually.
We use an enterprise risk management framework to effectively identify, prioritize, mitigate and monitor significant risks facing the Corporation, and to provide comprehensive reporting to the Audit Committee and the Board.

Our enterprise risk management process includes setting policy and strategy for integrating risk management culture, capabilities and practices throughout the organization with the purpose of managing risk and of identifying and validating risks and mitigation activities.
Internal Controls
The Board and Audit Committee are responsible for monitoring the integrity of our internal controls and management information systems.  The Audit Committee is responsible for overseeing the process for ensuring that the Corporation has effective internal controls, including controls over accounting and financial reporting systems.
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  During 2020, management evaluated the effectiveness of our internal controls over financial reporting and concluded the internal controls over financial reporting were effective as at December 31, 2020.
During 2020, the Head of Risk and Internal Audit provided reports, on four occasions, to the Audit Committee on management’s internal control compliance activities.
Management Succession Planning
  The Board is responsible for ensuring that adequate succession planning measures are in place for the CEO. During 2020, the Board met and performed a succession assessment of the CEO.  The Board also reviewed the CEO’s assessment of the succession plans for the Corporation’s senior executives.  The assessment included an analysis of potential CEO successors identified within the organization.  The assessment also included a review of developmental plans where training or experience will be sought for identified succession candidates to enable their successful advancement. More broadly, developing internal talent is a strategic priority for the organization. In order to support our growth initiatives, we recognize the need for a strong bench of internal candidates for every key leadership position. As such, development plans are put in place for high potential and succession candidates.
Position Descriptions
The Board has adopted and approved written position descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:
•Position Description — Chair, Governance and Nominating Committee;
•Position Description — Chair, Audit Committee; and
•Position Description — Chair, Human Resources Committee.
Each committee chair position description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.
The full text of the position descriptions for the Chair of the Board and for the chair of each of the three standing committees are posted on our website at www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/.

Chief Executive Officer
The CEO is appointed by the Board and is responsible for managing the affairs of the Corporation. His key responsibilities include setting the vision for the Corporation, focusing on creating value for Shareholders and developing and implementing a strategic plan that is consistent with the corporate vision. In January 2021, following the announcement by Kent Thexton that he plans to retire from his position as President and CEO of the corporation, the board delegated the search for a new President and CEO to a special committee created for such purpose. This search committee was comprised of 5 independent directors, Mr. Sieber (Chair), Ms. Abrams, Ms. Bawa, Mr. Jones and Mr. Waters, who are currently reviewing candidates selected by an independent search firm and will make recommendations to the Board once they have completed their review. Mr. Thexton has committed to remain with the Corporation until June 30, or later if required, to allow his successor to be hired and to support an orderly transition.
The Board has developed and approved a position description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:
•developing, implementing and assessing the effectiveness of corporate strategy and business plans;
•providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans;
•representing the Corporation in communications with stakeholders including Shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others;
•recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors;
•establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business; and
•promoting programs that deliver Shareholder value in excess of that of our peers.
Orientation and Continuing Education
    The Governance and Nominating Committee provides leadership for the Board’s director orientation and education programs for new members of the Board. In this regard, the Governance and Nominating Committee ensures that each new director fully understands the role of the Board, the Board committees, his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee and the nature and operation of the Corporation's business.  This is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs, management, external audit and, where necessary, with industry subject matter experts to better understand the nature and operation of our business, our products and our corporate governance standards.  New directors are provided with key information about the Corporation along with other information designed to help directors familiarize themselves with our business, our organization, our policies and our operations.
The Governance and Nominating Committee is also responsible for providing oversight on education for directors to ensure that the directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. Each Board member is expected to ensure that his or her knowledge and understanding of our business remains current. In 2020, management made regular business update presentations to the Board. In addition to the ongoing reporting on the business, these presentations included information on industry and market developments, competitive positioning and product & service developments. Strategy sessions were also conducted and information provided at these meetings included broad market & industry overviews, market positioning, ecosystem trends, technology landscape and longer term product & service strategy. In years not affected by a global pandemic, directors hold meetings from time to time in locations where the Corporation has operations and as part of these meetings, the directors are able to review the Corporation's activities first-hand. In addition to these scheduled events, the directors are invited to tour the Corporation’s facilities and meet with executive and operational management at their convenience. Such on-site visits were not possible during the majority of 2020, but contact with executive and operational management were organized via video conference. Once or twice per year, the Board organizes director education sessions dedicated to current topics of relevance to the Corporation's business. In 2020, the directors each invested several days, on average, attending courses and seminars covering the following topics:
•CPA-related annual Continuing Professional Development;
•Various Cyber Topics, Enterprise Risk Management, Strategy Oversight and Canadian Proxy Updates;
•COVID-19 implications for various aspects affecting corporations;
•Board Governance Practices, Women on Boards and Board Transitions;
•Geo-Political Risks and Global Economic Forecast;
•CEO/Board Relationship and Executive Compensation;
•Capital Allocation and Shareholder Activism; and
•Diversity and Inclusion.
In March 2020 the Board approved and the Corporation implemented a Director Education Policy to help ensure that the Corporation’s directors are provided with ongoing education relating to the Corporation’s business and industry, as well as various other topics such as corporate governance, risk management and such broader topics as each director deems appropriate to enhance his or her effectiveness. Each Board member is expected to ensure that his or her knowledge and understanding of our business remains current. Pursuant to this policy, the Corporation will reimburse directors for the reasonable costs of attending director education programs.
Ethical Business Conduct
A strong culture of ethical business conduct is essential to governance.  We are committed to conducting business ethically, honestly and in full compliance with all applicable laws and regulations, including anti-bribery and corruption laws and regulations.
Code of Business Conduct
The Board has a written Code of Business Conduct (the “Code”) which sets out the standards of business practice and principles of behaviour with which we expect every director, officer, employee and contractor of the Corporation and its subsidiaries to comply.  The Code describes our commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with our other key policies including the Corporation's:
•Procedures for Reporting Concerns to the Audit Committee;
•Insider Trading Policy;
•Disclosure Policy;
•Privacy Policy;
•Information Security Policy;
•Anti-Bribery and Corruption Policy;
•Anti-Hedging Policy for Directors and Officers;

•Harassment and Discrimination Prevention Policy;
•Board & Senior Management Diversity Policy; and
•Confidentiality and Conflict of Interest Agreements executed by each employee.
Each director, officer, employee and independent contractor of the Corporation acknowledges in writing that they have read, understood and agree to comply with our Code of Business Conduct at the time of appointment, first hire or engagement.  In addition, each year, all employees and directors are required to confirm that they are following the Code.  The compliance process is enhanced by regular employee training and awareness sessions.
The Code includes our expectations of conduct in the following areas:
•upholding and respecting human rights;
•complying with the law and conducting business with integrity;
•avoiding conflicts of interest;
•use of corporate property including electronic devices;
•confidentiality; and
•accuracy of records and reports.
The full text of the Code is filed on SEDAR at www.sedar.com and is posted on our website at www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Code Compliance and Monitoring
The Code is reviewed annually by the Governance and Nominating Committee.  Updates, if any, are submitted to the Board for approval.  The most recent update to the Code updated and clarified provisions related to our Anti-Bribery and Corruption Policy and was approved by the Board in March 2021.  The Board has delegated oversight of compliance with the Code to the Audit Committee.
In accordance with the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  In accordance with the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.
The Code requires that all suspected or potential violations of the Code must be reported to the appropriate person.  Reports can be made orally, in writing, or by utilizing the Corporation’s business conduct helpline, which provides individuals with the option of making an anonymous report if desired and also provides for direct access to the Chair of the Audit Committee.  Questions regarding the Code may be addressed to any member of senior management.  Violations of the Code will not be tolerated and the Code describes the sanctions for its violation.  Reports of violations of the Code are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.
The integrity of our financial information is of paramount importance.  The Corporation’s Procedures for Reporting Concerns to the Audit Committee set out the procedures to address any complaints by employees of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee. Any concerns related to these matters are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.

For the financial year ended December 31, 2020, no waivers from the Code were requested by any director or executive officer.
Anti-Bribery and Corruption Policy
    Our Anti-Bribery and Corruption Policy sets out our commitment to compliance with Canada’s Corruption of Foreign Public Officials Act and Criminal Code, the Foreign Corrupt Practices Act of the U.S., the UK Anti-Bribery Act, EU Anti-Corruption legislation and any local anti-bribery or anti-corruption laws that may be applicable (collectively, Anti-Corruption Laws"). This Policy supplements the Code of Business Conduct and provides guidelines for compliance with the Anti-Corruption Laws along with definitions of bribery and corruption. The Anti-Bribery and Corruption Policy was updated by the Board in March 2021 to define the broad categories of individuals who may be considered to be government officials under Anti-Corruption Laws and to provide more robust guidance with respect to interactions with government officials to ensure compliance with Anti-Corruption Laws.
Anti-Hedging Policy for Directors and Officers
    Our Anti-Hedging Policy for Directors and Officers prohibits directors and officers from engaging in any kind of transaction, or purchase of any kind of financial instrument, that is designed or would have the effect of hedging the value of equity or other securities granted to, or held by such person or that could reduce or limit such person’s economic risk with respect to such person’s holdings, ownership or interest in or to any equity or other securities of the Company, including without limitation outstanding stock options, restricted share units, or other compensation awards the value of which are derived from, referenced to or based on the value or market price of securities of the Corporation.
Disclosure Policy
Our Disclosure Policy, originally adopted by the Board in 2011, sets out our commitment to communicating openly and in a timely manner with Shareholders, employees and the public.  This Policy was updated by the Board in March 2021 to include certain unwritten practices to support a consistent approach to disclosure practices throughout the Corporation. Disclosure practices are monitored by the Corporation’s disclosure committee comprised of the CEO and the CFO.  The disclosure committee is responsible for:
•reviewing all news releases and public filings containing material information prior to their release and ensuring the information is timely, informative and accurate;
•disseminating information in accordance with all applicable legal and regulatory requirements;
•evaluating the design and effectiveness of our disclosure controls and procedures such that they continue to provide reasonable assurance that information is gathered accurately and on a timely basis; and
•reviewing and updating the disclosure policy, if necessary, and reporting to the Governance and Nominating Committee.
Our website has information for Shareholders, investment analysts, the media and the public.  Our CEO and CFO meet regularly with investment analysts and investors via numerous means including conference calls, speaking engagements at conferences and one-on-one meetings.
Executive Compensation Clawback Policy
    In April 2017, the Board approved the Corporation's Executive Compensation Clawback Policy which allows the Corporation to recover performance-based compensation from the Corporation's executives, including all vice-presidents, senior vice-presidents and C-level executives, in the event of a restatement of the Corporation's previous financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that if any performance-based compensation paid, whether cash or equity based, would have been a lower amount had it been calculated based on such restated results, then the policy allows the corporation to recover the difference.
Compensation
In consultation with the Chair of the Board, the Human Resources Committee annually reviews the compensation of the Board.  The Committee regularly consults with third party consultants to determine compensation that is commensurate with the nature of the Corporation’s business, the risks associated with Board membership, the mandates of Committees and their members along with the additional responsibilities placed upon the Chair of the Board and the chairs of our standing and ad hoc committees.
Refer to the section entitled “Director Compensation” of this Information Circular for additional information on compensation received by members of the Board of Directors in 2020.
Committees of the Board
The Board carries out its responsibilities directly and through its committees, which make recommendations to the Board for approval.  The Board has three standing committees, all of which are comprised of independent directors:
•the Governance and Nominating Committee;
•the Human Resources Committee; and
•the Audit Committee.
Also, ad hoc committees are formed as required from time to time.
Governance and Nominating Committee
The Governance and Nominating Committee (the "GNC") is comprised of four independent directors: Mr. Sieber (Chair), Ms. Abrams, Mr. Jones and Ms. Bawa.
Working with the Chair of the Board, the GNC annually completes an assessment of Board, Board Committee, Chair of the Board and individual Board Member effectiveness employing questionnaires to which individual Board members respond (collectively the "Effectiveness Survey"). The Effectiveness Survey is compiled and scored by the GNC. The Effectiveness Survey consists of 3 parts:
•Board and Board committee effectiveness
◦Each director scores each board committee and the entire Board across a number of parameters, scores are aggregated and benchmarked for analysis by the GNC.
◦Each director responds to a questionnaire and responses are aggregated for analysis by the GNC.
◦The Chair of the Board interviews each of the directors and prepares a report for the GNC.
•Chair of the Board effectiveness
◦Each director scores the Chair of the Board across a number of parameters and the results are provided to the GNC Chair and the Human Resources Committee Chair for analysis and further action.
• Individual director effectiveness
◦The Chair of the Board interviews each director.

The results of the Effectiveness Survey are reviewed individually with the Board Chair, each Board committee chair and the Board as a whole, and corrective actions are taken as necessary. After completing the 2020 Effectiveness Survey, and in light of the addition of a new Board member in 2019 and five new Board members in 2020, the GNC and the Board believe that the composition of the Board, as well as the mix of talents, depth of experience and skills represented by Board members are well suited to the Corporation's current circumstances and its needs for sound governance, effective decision-making and efficient operation of its Board.
On a periodic basis, the GNC reviews the credentials, background, experience and skills of the Board and compares this with the needs of the Company after reviewing: Company strategy, regulatory requirements, Board tenure and committee rotation. Should the GNC determine the Corporation requires changes to the Board membership, a recommendation is made to the Board and the GNC begins a recruiting process. In 2020, the GNC continued the Board Transition Process by identifying potential candidates as future director nominees in light of changing technology, governance requirements and future Board changes. As a result, in the early months of 2020, several recommendations were made to the Board. In March 2020, a new member was appointed to the Board (Mr. Waters). In April 2020, two new members were appointed to the Board (Mr. Anderson and Ms. Bawa) to fill the vacancies on the Board following the resignations of two Board members (Mr. Cataford and Ms. Chik) that same month. Following approval of the Board expansion resolution by the Shareholders at the 2020 Annual General and Special Meeting, which resolution amended the Articles to provide for a maximum of twelve directors, three additional members were appointed to the Board (Mr. Mc Court, Mr. Linton and Mr. Twaalfhoven).

The process to nominate a new director begins with the GNC creating a candidate specification which, once approved by the Board, forms the basis for the recruiting strategy - either the selection of a recruiting firm or a Company staffed search. The next step is the creation of a "long-list" of candidates which takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, the integrity of the candidate, corporate governance experience, the ability to make the appropriate time commitment, background, race, age and gender. The Board seeks candidates to fill gaps in skills which are identified as a result of a Board skills matrix which is reviewed and updated annually by the GNC in consultation with all members of the Board. With the addition of one new director in 2019, six new directors in 2020 and the resignation of two directors prior to the 2020 Annual General and Special Meeting, the Board was able to assure succession to the chair of the Audit Committee and Human Resources Committee and strengthen key strategic skills while substantially reducing Board tenure. The matrix below shows the Board's mix of skills based on information provided by individual directors.

Summary of Independent Director Qualifications and Experience	Abrams	Jones	Sieber	O'Neill	Waters	Anderson	Bawa	Linton	Mc Court	Twaalfhoven
Industry-related skills
Wireless Communications Industry Experience	✓		✓	✓	✓	✓	✓	✓	✓	✓
International Business Experience - Asia	✓	✓			✓	✓	✓	✓	✓	✓
International Business Experience - Europe		✓	✓		✓	✓	✓		✓	✓
Network Operator Experience			✓				✓
Customer Segments:
Mobility	✓		✓	✓	✓	✓	✓	✓	✓	✓
Enterprise	✓	✓	✓	✓	✓	✓	✓		✓	✓
Industrial					✓	✓		✓	✓	✓

Subscriber Identification Module (SIM)
IoT				✓	✓	✓		✓	✓	✓
SAAS		✓		✓				✓	✓
Cloud Computing		✓		✓	✓	✓		✓	✓
Information Security							✓		✓	✓
Big Data		✓			✓	✓	✓
Semi-conductor	✓	✓		✓	✓	✓		✓	✓
General Business Skills
Human Resource Management and Compensation		✓		✓	✓	✓	✓		✓	✓
Product Development & Marketing	✓	✓	✓	✓	✓	✓		✓	✓	✓
Digital Marketing		✓				✓			✓
Sales & Distribution	✓	✓	✓	✓	✓	✓	✓		✓	✓
Supply Chain & Manufacturing		✓	✓		✓	✓	✓	✓	✓	✓
ESG Development					✓	✓	✓		✓
Investor Relations		✓	✓		✓	✓	✓	✓	✓	✓
Public Company Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Board and Committee Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions/ Organizational Change	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategy Development	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Company Growth Responsibility - Executive Level	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

During 2020, the GNC met five times and, among other things, completed the following activities:
•recruited Mr. Waters, Ms. Bawa, Mr. Anderson, Mr. Mc Court, Mr. Linton and Mr. Twaalfhoven as independent directors of the Board;
•reviewed the mandate of the GNC and modified the work plan;
•reviewed the position descriptions of the Chair of the Board and Board committee Chairs and discussed Board Chair succession;

•completed the Effectiveness Survey process as described above;
•prepared an updated Board skills matrix to identify gaps in director skillsets;
•reviewed the Corporation’s Code of Business Conduct and other significant corporate policies including the Disclosure Policy, the Insider Trading Policy and the Board & Senior Management Diversity Policy;
•reviewed management's determination of the Corporation's Foreign Private Issuer status;
•reviewed updates provided by Canadian and United States counsel regarding regulatory compliance, trends and best practices in corporate governance;
•reviewed the engagement of outside advisors by the Board and committees;
•provided oversight with respect to the Corporation’s diversity targets and programs; and
•reviewed the Corporation’s corporate social responsibility plans and targets.
The specific responsibilities, powers and operation of the Governance and Nominating Committee are set out in its mandate which can be found on the Corporation’s website at www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Human Resources Committee
The Human Resources Committee ("HRC") is currently comprised of five independent directors: Mr. Waters (Chair), Mr. Aasen , Ms. O’Neill, Mr. Mc Court and Mr. Anderson. Mr. Aasen transitioned the Chair role to Mr. Waters in September 2020. Mr. Aasen will be retiring as a director and is not standing for re-election at the Meeting.
The HRC is responsible for determining the executive compensation programs for all directors and executive officers of the Corporation, except for the CEO, whose compensation is approved by the Board.  The HRC is also responsible for certain aspects of the compensation programs for non-executive employees such as stock-based compensation and short-term incentive program oversight.  The HRC also reviews the position descriptions and development plans for senior management, ensuring that the Corporation has in place succession plans to maintain a strong management talent pipeline for the future. The HRC monitors the Corporation’s management diversity programs and targets.
The Mandate of the HRC prohibits a director from serving as a member of the Committee if that director has been, in the past three years or is currently, part of an interlocking directorate in which he or she serves on the compensation committee of another company and any director of the Corporation is an employee of such other company. The mandate also prevents a director from serving as a member of the Committee if in the past 5 years they have held the office of President & CEO or CFO, unless it was on an interim basis in which case the exclusion is for 1 year. The mandate of the HRC requires that a non-management executive session be held at each regularly scheduled meeting.
Current members of the HRC are well versed in contemporary executive compensation programs and issues.  All members have experience in executive compensation matters, including involvement in compensation matters of other public companies.  This experience allows the Committee to understand current best practices, risk reduction strategies, legal framework and disclosure obligations related to executive compensation.
During 2020, the Committee met ten times and, among other things, completed the following activities:
•reviewed the CEO’s position description and senior executive organization structure;
•reviewed the development plans of senior management;
•reviewed progress against senior management diversity objectives;
•managed the 360 degree assessment process for the CEO;

•provided oversight of the process to review executive and board compensation;
•analyzed the results of the compensation studies and determined remuneration for directors and executives;
•reviewed and recommended for approval to the Board the CEO's compensation;
•determined the semi-annual and annual incentive plan targets and objectives for executives;
•reviewed and approved semi-annual and annual achievement of incentive plan targets; and
•determined stock based compensation grants and oversaw the administration of the stock-based compensation program.
The specific responsibilities, powers and operation of the HRC are set out in its mandate, a copy of which can be found on the Corporation’s website at www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Audit Committee
The Audit Committee is currently comprised of five independent directors: Ms. O'Neill (Chair), Mr. Jones, Mr. Sieber. Mr. Linton and Mr. Twaalfhoven. Mr. Linton and Mr. Twaalfhoven were appointed to the Board and joined as members of the Audit Committee on May 21, 2020. All of the current members of the Audit Committee are independent directors as defined in NI 52-110. The Board of Directors has determined that Ms. O'Neill, Mr. Jones and Mr. Sieber are all Audit Committee financial experts within the meaning of General Instruction B(8)(b) of Form 40-F. The Securities and Exchange Commission (“SEC”) has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee or board of directors who do not carry this designation or identification, or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.
The Mandate of the Audit Committee describes the key functions of the Audit Committee including review of the Corporation’s financial statements and statutory filings, recommendation and management of the Corporation’s external auditors, monitoring of our internal control and risk management programs, and monitoring of compliance with several of our policies. As part of its oversight of the Corporation's risk management programs, the Audit Committee reviews the Corporation's information security risk management program and is briefed by senior leadership at least once annually on such matters. One member of the Audit Committee (Mr. Twaalfhoven) and an additional two members of the Board (Ms. Bawa and Mr. Mc Court) have information security experience.
During 2020, the Audit Committee met eight times and, among other things, completed the following activities:
•reviewed the Committee’s mandate to confirm that the mandate reflects leading practices for Audit Committees and to ensure that meeting agendas covered all relevant topics;
•assessed the performance, independence and financial literacy of the Committee members, along with Committee effectiveness;
•completed quarterly private meetings with the external auditors without management being present;
•reviewed the performance, independence, internal controls, partner rotation and fees of the external auditors;
•on a quarterly basis approved quarterly financial disclosure including financial statements, MD&A, and guidance;

•engaged with management and the external auditors with regard to significant estimates and areas of judgment regarding accounting principles and financial statement presentation including:
•inventory reserves and purchase commitments;
•warranty reserves;
•carrying value of goodwill and intangibles;
•contingent royalty reserves;
•accounts receivable and allowance for doubtful accounts; and
•litigation provisions;
•reviewed and recommended for approval to the Board, annual financial disclosure including financial statements and MD&A;
•reviewed reports from the external auditors;
•reviewed the adequacy of the Corporation’s internal controls and disclosure procedures along with management’s activities undertaken to assess internal controls and disclosure controls;
•reviewed the activities and adequacy of the Corporation’s risk management program, delivering updates on identified risks and mitigation plans to the Board;
•determined and approved remuneration of the Corporation’s external auditors;
•completed private meetings with the Corporation’s senior risk management executive without management being present;
•reviewed the Company’s anti-fraud programs and provided oversight for the Company’s ethics compliance activities including the Company’s “whistleblower” hotline; and
•at least quarterly, provided the Board with an update on the Committee's activities.
Of the eight meetings held in 2020, four were "off-cycle" meetings which were held specifically to address relevant risk management, internal control and financial reporting topics. During these meetings, management presented reports and updates to the Audit Committee on the following topics:
•product and network security initiatives;
•information security initiatives and risks;
•corporate IT landscape;
•litigation updates;
•foreign exchange risk and hedging strategy;
•capital allocation;
•M2M integration update;
•discontinued operations and segmented business disclosures;
•the impact of various regulatory changes;
•emerging business risks;
•the process for implementation of the new accounting rules for leases and credit losses on financial instruments; and
•corporate structure and taxation changes.
Further disclosure concerning the composition, responsibilities, powers and operation of the Board’s Audit Committee and the relevant education and experience of the members of the Audit Committee, including a copy of the Committee’s mandate, is set out in the Corporation’s AIF under the heading “Audit Committee”.  The AIF is available on our website at www.sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at www.sedar.com.
Other Committees
The Governance and Nominating Committee, the Human Resources Committee and the Audit Committee are the only standing committees of the Board.  From time to time the Board creates ad hoc committees charged with specific activities that are relevant in discharging the Board’s overall responsibilities, such as review of strategic opportunities and evaluation of certain risk areas.  Ad hoc committees are comprised of directors based on their personal and professional experience to address the task at hand.
Director Tenure
The Corporation does not impose arbitrary director term limits as a way to retire non-performing directors. The Board is concerned that such limits may serve to remove high performing directors as well as directors with unique and critical skill sets based solely on tenure. Instead, the Board:
•has implemented a policy of mandatory retirement at age 70 for all Board members;
•has a rigorous process of annual Board peer evaluations that allows the Board (or in the case of the evaluation of the Chair of the Board, the Chairs of the GNC and HRC) to have a clear understanding of each director's contributions before recommending a list of nominees for Shareholder approval;
•ensures that, in choosing prospective directors, it is focused appropriately on skills and experience critical to the Board's responsibilities, including assessing and providing input on the Corporation's strategic and operating activities; and
•has implemented from time-to-time a rotation of Committee membership, Chair of the Board appointment and Committee Chair appointments.
In addition, at every GNC meeting, the members discuss in-camera the new skills which are needed to address the challenges facing the Corporation and whether the current Board composition is adequate. The GNC has developed a Board Transition Plan which addresses new key skill areas as well as director tenure. The GNC maintains, at all times and consistent with the Corporation's diversity objectives, a list of a limited pool of potential new candidates to draw upon in the event changes are required.
Diversity Policy
In early 2015 the Board approved and the Corporation implemented a Board Diversity Policy (the “Diversity Policy”). By defining the Corporation’s policy with respect to diversity on the Board and in senior management positions at the Corporation, the Diversity Policy aims to further the Corporation’s commitment to a merit-based system for the composition of the Board and its senior management team, within a diverse and inclusive culture that solicits multiple perspectives and views, free of conscious or unconscious bias and discrimination.
In early 2019 revisions were made to the Diversity Policy, including the establishment of more specific targets related to gender diversity and consolidating the Board and Executive Diversity policies into one comprehensive policy, the Board and Senior Management Diversity Policy. In March 2020, further revisions were made to the Diversity Policy, including broadening the diversity criteria that the GNC and Board will consider in supporting the Corporation’s diversity objectives to include Aboriginal peoples, persons with disabilities and members of visible minorities. A copy of our Diversity Policy can be found at
www.sierrawireless.com/company/investor-information/board-of-directors-and-governance/.

In creating an effective Board, the Corporation identifies, nominates and retains high quality directors. The Board considers the level of representation of women on the Board as a way to increase overall Board effectiveness. The Board also considers other diversity criteria including: Aboriginal peoples, persons with disabilities and members of visible minorities. For new director searches, the Diversity Policy requires that the candidates include candidates from diverse backgrounds generally and multiple women candidates in particular.
The GNC reviews the Diversity Policy annually and assesses the effectiveness of the existing procedures for Board appointments in terms of achieving the Corporation’s overall goals for good governance, including objectives for Board diversity. The GNC monitors the progress of Board diversity targets at each of their regularly scheduled quarterly meetings. Under the Diversity Policy the HRC is charged with assessing the effectiveness of the procedures for executive appointments in terms of achieving the Corporation's goals for diversity. A target was set in early 2019 for the Corporation to reach 20% gender diversity in the Senior Management team by the end of 2022. Recruitment targets to support this target are established annually and a number of programs have been introduced to promote the retention and promotion of women to more advanced leadership roles within the Corporation (e.g. Executive Mentorship Program). To date, the Corporation is on track to meet its goal.
In March 2021, the Board approved updates to the Diversity Policy. As part of the updated Diversity Policy, the Corporation has adopted a target for women to represent at least 30% of all the directors on the Board by 2024. During 2019, the Corporation added one additional female Board member (Lori O’Neill) and in April 2020, the Corporation added one new female Board member (Karima Bawa) to fill the vacancy created by the resignation of another female member (Joy Chik). Currently, three of the twelve members of the Board are women, representing 25% of the Corporation's directors. However this percentage will increase to 27% should all directors nominated for election be elected by the Shareholders at the Meeting.
In addition, the Corporation recognizes the value of increasing the level of diversity in executive officer and senior leadership positions and considers diversity criteria, including the level of representation of women, Aboriginal peoples, persons with disabilities and members of visible minorities, when considering the optimum composition of its Senior Management team. As part of the 2019 revisions to the Diversity Policy, the Corporation set itself a target to significantly increase the number of women in senior management positions to 20% of the total of such positions by 2022. During 2020, two women were promoted to the Executive Leadership team, Jennifer Farac, General Counsel and Corporate Secretary of the Corporation joined in April 2020 and Rupal Nanavati, VP & GM IoT Applications, joined in October 2020. The Corporation currently has one female executive officer (as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)); however, the Executive Leadership team currently has two out of eleven (18%) female members (Ms. Farac and Ms. Nanavati).
Among other things, the Diversity Policy requires that for each appointment (including Senior Management appointments), a target of 25% of the selected candidates will be women. Under the Diversity Policy, the Corporation is taking the following steps to increase the representation of women in executive roles:
•Proactively identifying high potential women as part of executive management succession planning;
•Implementing policies which address impediments to inclusion and gender diversity in the workplace and reviewing their availability and utilization;
•Implementing development plans related to current opportunities for high potential women; and
•Developing a mentoring program that matches high potential employees, including aspiring women, with executive mentors.
    While the Corporation has adopted targets for the representation by women on the Board and within its senior management, the Corporation has not established any specific targets or quotas regarding the representation on the Board or in senior management positions (including executive officers as that term is defined in NI 51-102) of certain other designated groups of diversity (as defined in the CBCA): Aboriginal peoples, persons with disabilities and visible minorities. The Corporation will consider the benefits of additional diversity targets in the future once it has had an opportunity to collect and assess relevant data. The Corporation believes that it is a combination of the skills, experience and character of an individual that are the most important qualities in assessing the value that such individual can bring to the Board or to their executive position.
    Regarding diversity of the directors standing for re-election at the Meeting with respect to these designated groups, no directors are Aboriginal peoples or persons with disabilities and one director out of eleven (9%) is a member of a visible minority. With respect to our current executive officers, one executive officer out of six (17%) is a woman and none are Aboriginal peoples, persons with disabilities or members of visible minorities.
Corporate Social Responsibility
    Sierra Wireless has been actively involved in building a responsible, sustainable business for many years, along with empowering other businesses to create sustainable practices using our products. We are a member of the Responsible Business Alliance (RBA, formerly EICC), and committed to conducting our operations in line with the RBA Code of Conduct, which sets out common standards for social, environmental and ethical issues aimed at achieving more equitable work environments and environmentally friendly supply chains. In 2020, management presented to the GNC on Corporate Social Responsibility during two of their meetings.
The sustainability principles to which we are committed, and are integrating into our business, have been presented in our fourth annual Corporate Social Responsibility progress report for the year 2020, which will be published in May 2021 and available on our website at www.sierrawireless.com/company/corporate-social-responsibility/ along with our previous reports. In the report, we acknowledged our responsibility to work towards a better, more sustainable future from the manufacturing floor to the boardroom and demonstrated the ways in which we are honoring our commitment to integrate environmental sustainability and positive social impacts throughout our business. We are committed to working with vendors, partners and our team members to bring prominence to social responsibility in the IoT industry. We will continue to develop our goals as part of our recognition that our commitment to improving our corporate responsibility and refining our sustainability approach are essential components of our long-term growth.

In 2020, our social responsibility was focused principally on our workforce and our response to the global pandemic to ensure a safe and secure work environment and overall safety for our employees. Starting in March 2020, a large portion of our global workforce moved to a Work from Home situation. Like many other organizations, we faced countless challenges as the COVID-19 virus spread throughout the world. However, our business continuity response was prompt and well organized, with ready access to technology and tools to enable remote working. Our internal COVID-19 task force met daily to prioritize the needs of our employees, customers and suppliers, and to enable as little disruption to our business operations as possible. As we look forward to the post-COVID workplace we are already planning changes to improve our hybrid office environment, with less office space and greater flexibility for employees to maximize productivity and engagement.

COMPENSATION DISCUSSION AND ANALYSIS
     This discussion explains all the significant elements of compensation awarded to, earned by, paid to, or payable to our named executive officers (“NEOs”) for the most recently completed year.  National Instrument 51-102 — Continuous Disclosure Obligations defines a NEO as:
(a)    the chief executive officer of the Corporation;
(b)    the chief financial officer of the Corporation;
(c)    the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year, whose total compensation was individually, more than $150,000 for that financial year; and
(d)    each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.
The Corporation’s NEOs for the fiscal year ended December 31, 2020 were:
1.Kent P. Thexton, President and Chief Executive Officer;
2.Samuel C. Cochrane, Chief Financial Officer
3.David G. McLennan, Former Chief Financial Officer (ceased as CFO on May 6, 2020 and retired on June 30, 2020);
4.Jason L. Krause, Chief Operating Officer
5.Stephen G. Harmon, Senior Vice President, Americas Sales; and
6.James P. Ryan, Senior Vice President & General Manager IoT Solutions & Marketing
Shareholder and Shareholder Advisory Services Engagement in 2020
The Human Resources Committee ("the HRC") carefully considers the outcome of the annual advisory "Say on Pay" vote when making decisions regarding the Corporation's Executive compensation programs. At the Corporation's 2020 meeting of Shareholders, approximately 74% of the votes cast were in favor of our compensation program approach and compensation for NEOs.
The Committee viewed the outcome of the "Say on Pay" advisory vote as indicative that while the majority of Shareholders view the Committee's approach to setting Executive compensation programs favorably, there was an opportunity for a fulsome review of the compensation approach and programs, and for more detailed disclosure to Shareholders with regards to these programs in general.
Following this 2020 "Say on Pay" feedback, Sierra Wireless has significantly increased our interaction with Shareholders and shareholder advisory services (including ISS and Glass Lewis) to solicit feedback on our compensation programs. With the addition of several new independent directors in 2020, we changed the composition of the Committee, to allow for an increased diversity of viewpoints and fresh perspective. These Shareholder and shareholder advisory services group engagements in 2020 demonstrate our ongoing commitment to strong corporate governance and our commitment to a pay for performance philosophy.

As a result of the Committee's evaluation of the "Say on Pay" feedback, the feedback received from Shareholders, shareholder advisory services and the advice of the Committee's independent compensation advisor, the Committee determined that the following changes and actions related to the Corporation's Executive compensation plans were merited and are being implemented in 2021:
•Provide more detailed disclosure of NEOs actual pay outcomes (vs. intended target values) over the past 3 years, as compared to Corporate performance
•Provide more detailed disclosure of the Corporation's historical use of a 6-month average trailing share prices to determine equity units awarded, and the resulting impact on reported annual Target Equity values and At-Grant equity values (Note: In 2021, the Corporation has moved to a 30-day average calculation method, which we feel is more aligned with current industry practices)
•Refine the Performance Share Unit (PSU) approach for Senior Executives, including NEOs for implementation in 2021
◦Updating the Total Shareholder Return ("TSR") metric to require 55th percentile performance to achieve 100% payout when measured against our Small Cap Technology Index comparator;
◦Adding a financial metric (non-GAAP EBIT in 2021);
•Provide more detailed disclosure regarding certain special equity incentive programs implemented in 2019 as part of the Corporation's business transformation mission;
◦Sierra Wireless underwent significant restructuring and business model transformation in 2018 through 2020. During this period, certain special incentive programs were warranted to support these important changes; and
◦The Committee does not intend to issue any new special incentives or similar programs for the foreseeable future. These are historical programs that we believe served both the Corporation and Shareholders to support a significant business model transformation.
These program changes and more detailed disclosure items are discussed in more detail in later sections of this Compensation Discussion & Analysis.
Responsibility for Executive Compensation Programs
The HRC is responsible for maintaining the integrity of our executive compensation programs, reviewing and approving the annual base salary for the Corporation's NEOs as well as short-term and long-term incentive compensation programs (with the exception of the CEO's compensation which is reviewed and approved by the Board of Directors).
The HRC is comprised of five independent directors: Mr. Waters, Mr. Aasen, Ms. O'Neill, Mr. Mc Court and Mr. Anderson. All members of the HRC have compensation governance experience.

The incentive plans are typically awarded in the form of cash and equity-based compensation arrangements, and are based on the competitive practices of comparable companies and serve to align the interests of the NEOs with those of the Corporation’s Shareholders.  The HRC undertakes a comprehensive review of compensation plans for the Corporation’s NEOs and professional consultants are regularly engaged to assist the HRC in such reviews. These consultants utilize published compensation surveys and peer group data to develop comparable compensation benchmarks and advise the HRC on the amount and structure of NEO compensation arrangements. The HRC considers the consultants’ recommendations in its executive compensation determinations.
Compensation for the Chief Executive Officer is recommended to the Board of Directors by the HRC.  The HRC’s recommendation is reviewed, modified as appropriate, and ultimately approved by the Board of Directors.

Compensation levels for the other NEOs, and other members of the executive team, are recommended to the HRC by the CEO.  The CEO’s recommendations are reviewed, modified as appropriate, and ultimately approved by the HRC.  Non-executive compensation is generally determined by managers of the Corporation.
Administration of equity-based long term incentives, including restricted share unit and performance based share unit awards, and stock option awards is the responsibility of the HRC and is governed by the Corporation’s Procedures for Granting Equity Awards, which has been approved by the Board of Directors.
Our annual performance based share units are measured relative to a benchmark index, and our performance based short-term cash incentives are based on financial metrics, whose measurement is subject to the internal control framework of the Corporation. For 2021, an additional financial metric (annual Non-GAAP EBIT performance) has been added to the annual performance based share units measurement.
The HRC acknowledges its oversight role in the design of compensation programs and as such has given consideration to certain risks inherent in the design of the Corporation's compensation programs and, specifically, the compensation programs for the executive management of the Corporation.  One such risk is that incentive programs, in the absence of certain controls, may encourage performance in a particular category that may impair performance in other categories. The following features of our NEO compensation program have been designed and implemented to reduce such risk:
•the HRC can use its discretion in unusual circumstances to modify performance-based compensation in the event that the performance of the executive does not adequately reflect the pre-defined objectives of the program;
•the objectives upon which the short-term cash incentive performance-based compensation is based are tied to the Board approved strategy and business plan for the Corporation, including corporate profitability and revenue targets. There is frequent oversight of the program.  Performance relative to the financial metrics and the non-financial objectives is reviewed and approved by the HRC;
•the earned amount of our annual performance based share units is calibrated to the relative performance of the Corporation's shares to that of a benchmark technology index (S&P SmallCap IT Index: PSCT), and in 2021 to the achievement of an additional financial metric (Non-GAAP EBIT for 2021);
•the compensation program is materially similar from one executive to another throughout the Corporation and its subsidiaries; and
•the compensation program contains maximum limits, beyond which, awards are capped.
The Corporation's CEO and CFO are subject to the clawback provisions contained in Section 304 of the Sarbanes Oxley Act. In addition, effective April 2017, the Board of Directors approved an Executive Compensation Clawback Policy that contemplates the recovery of excess performance-based compensation from current or former executives in the event of a restatement of financial statements, or a malfeasance event.
For 2021, the Board does not intend to modify the methodology used to establish the NEO compensation levels. The Corporation has adopted a new annual bonus structure commencing in 2021 for NEOs and other employees focused on semi-annual individual and corporate performance metrics, with NEO annual bonus determined solely based on achievement of annual corporate performance metrics (Revenue and Non-GAAP EBIT).
The Corporation has adopted an Anti-Hedging Policy that prohibits NEOs or directors from purchasing derivative financial instruments including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Objectives
Our executive compensation program is designed to compensate executives in ways that promote outstanding performance, as well as attract and retain talented executives on a global basis.  The achievement of our compensation objectives is consistent with compensation practices in the marketplace in which we compete for talent and does so in a way that does not promote undue risk-taking.
It is our belief that NEO compensation should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking.  In 2020, a significant portion of our NEOs' total direct compensation was tied closely to the success of meeting or exceeding the Corporation’s short and long-term objectives.
Our objectives regarding compensation are to:
•attract and retain experienced, qualified, capable executives by paying compensation packages that are competitive in the markets in which we compete for executive talent;
•motivate short and long-term executive performance with cash incentives tied to the achievement of semi-annual and annual financial metric goals set in the Board approved business plan; and
•align our executives’ interest with those of our Shareholders by providing our executives with equity-based compensation and requiring senior executives to comply with minimum share ownership guidelines resulting in a sustained ownership position.
Research and Benchmarking
Compensation targets are based upon peer group and compensation survey data of comparable positions at comparable companies, a specific individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual and corporate performance.  On an aggregate compensation basis, and by individual pay component (i.e. base salary, annual target bonus and annual LTI target), we target the 50th percentile of the blended peer group and published survey data by position, as a baseline when setting executive compensation.
The HRC regularly performs a formal market review utilizing one or more independent compensation advisors. Since 2016, the HRC has engaged with Compensia, Inc. to provide compensation benchmarking, assistance in setting executive compensation targets and general advisory services. To assess compensation levels for 2020, Compensia conducted an independent third party executive compensation review and provided analysis, conclusions and recommendations for the total remuneration and mix of compensation elements for our executives. Compensia’s objectives were to:
•Review the Corporation’s total direct compensation elements (base salary, cash and equity based incentives) and their relative mix (percentage of total compensation that each element represented) for executive positions;
•Assess the competitiveness of the Corporation’s executive compensation, based on revenue, assets, market capitalization as compared to a peer group of publicly traded companies defined by the HRC, and published survey data from companies with projected revenue levels similar to the Corporation; and
•Provide conclusions and recommendations for current and future compensation packages for the Corporation’s executives.

In consultation with Compensia, the HRC has established the following current list of peers (the “Peer Group”) to assist us in a competitive assessment of, and to serve as a benchmark for, our executive compensation:

Adtran Inc.	MaxLinear
CalAmp	Gogo
Calix	Netgear Inc.
Comtech Telecommunications	Orbcomm
Extreme Networks	QAD
GTT Communications	Ribbon Communications
Harmonic	Telit Communications
Infinera	uBlox
Digi International	8x8

The Peer Group was established based on criteria that we believe make these companies comparable to Sierra Wireless. Each member of the Peer Group has one or more similarities to the Corporation including:
•Nature of ownership: We believe that there are differences in the management of publicly traded companies and private companies. Further, since much of the compensation information sought for benchmarking is not easily attainable for private companies, we sought primarily publicly traded companies.
•Business: We compete for executive talent in many marketplaces, but most often in the global wireless technology, software development and technology space, so we sought companies with operations in these businesses.
•Size: We believe that there is often a relationship between the size of a company (e.g. Revenues and Market Cap), and the compensation of its executives, so we sought companies of similar size to Sierra Wireless.
Compensia obtained relevant compensation data for comparable positions from available disclosure by the Peer Group companies and market data from published survey sources. Based on a combination of the Peer Group analysis and survey sources, Compensia provided recommendations for the total remuneration and mix of compensation for the Corporation’s executives, including the NEOs.
In late 2019 following receipt of Compensia's report, the HRC concluded that the executive composition mix largely remained appropriate and that a change in design was not warranted. Based on this assessment, the HRC reviewed the base salary and target short term incentives for the CEO & other NEOs directly reporting to the CEO. While merit and market based adjustments were originally contemplated for certain NEOs in 2020, the events of the COVID-19 global pandemic led to a determination by the Corporation to freeze base salaries for all global employees, including the CEO & other NEOs. In addition, certain NEOs (including Messrs. Thexton, Krause & Ryan) voluntarily adopted a temporary 10% base salary roll back between May 4 and December 1, 2020 to demonstrate fiscal leadership until the potential impacts of the COVID-19 pandemic were better understood.
For the fiscal years ended December 31, 2020 and 2019 the Corporation incurred the following fees payable to Compensia:

(in United States dollars)	2020	2019
Executive Compensation- Related fees	$ 29,259	$44,004
All Other fees	Nil	Nil

Elements of Executive Compensation
Our policy is to compensate our executives for performance using a mix of annual base salary, semi-annual and annual cash incentives, equity-based long term incentives and other indirect compensation.
Targets for each element of compensation are based on compensation data for comparable positions at comparable companies, the individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual and corporate performance.
Annual Base Salary
Our independent compensation advisors obtain compensation data for salaries of comparable executive positions from published survey data and the Peer Group to determine the 25th, 50th and 75th percentile as benchmarks.
In 2020 the NEO's received a 0% base salary increase. This was part of a broader program of base salary freezes applied to all global employees in response to the uncertainties of the global COVID-19 pandemic. In addition, certain NEOs took a voluntarily temporary 10% rollback of base salary from May 4 to December 1, 2020.
Mr. Thexton's base salary was set at $600,000 upon his appointment as President & CEO on November 1, 2018. Mr. Thexton did not receive a base salary increase in 2020. For the period May 4, 2020 to December 1, 2020 Mr. Thexton's base salary was temporarily set at $540,000.
Short Term Incentives
In 2020, the Company was focused on preserving and improving liquidity. The preservation of cash was a clear priority for the Board and Executive Team. As a result, the Company instituted a cash management program and decided to implement a one-time modification to the annual short term incentive program for 2020. Key executive and employee retention during a period of active restructuring was also an urgent and critical consideration to ensure the Company retained the key skills to drive the business transformation. As a result, the regular short term, cash based incentive program was suspended for 1 year and replaced by a one-time equity based 2020 Bonus/RSU replacement program. The decision to implement this program was taken in December 2019 prior to the COVID-19 pandemic, and was not influenced by the global pandemic.
2020 Bonus/RSU Replacement Program
The 2020 Bonus/RSU replacement program was implemented as a one-time program aimed at managing in-year cash operating expenses and cash flow during 2020 as the business transformation reached a critical point, and was supportive of building a strong balance sheet.
Following zero NEO bonuses in 2019, and in a tight operating environment, the Corporation needed an incentive program that motivated NEOs to build and be aligned with creating multi-year Shareholder value, while driving the near term results required of our business transformation.
As a result, 2020 annual target bonuses were replaced by time based RSU awards (2 years, cliff vesting) equivalent in value to an on-target payout. These RSUs, issued in February 2020 vest in February 2022 provided the NEO does not voluntarily resign from the Corporation prior to that date. Mr. McLennan (due to his retirement) and Mr. Harmon (due to his start date later in 2020) did not participate in this program.

Name	Annual Target ($)	Number of RSUs granted	Vest date
Kent P. Thexton	$600,000	58,708	February 18, 2022
Samuel C. Cochrane	$210,447	24,875	February 18, 2022
Jason L. Krause	$265,500	25,978	February 18, 2022
James P. Ryan	$180,000	15,851	February 18, 2022
The Corporation does not intend to repeat this program in 2021 or future years. In 2021, the Corporation has returned to a cash based, short term incentive program. In 2021, NEOs will be measured 100% against specific corporate financial metrics (Revenue and Non-GAAP EBIT). The targets will be split over two 6-monthly periods. Achievements against targets will be assessed by the HRC and cash payments will be made as appropriate.
Equity-Based Long-Term Incentives (“LTIs”)
Equity-based long-term incentives (“LTIs”) are designed to reinforce the connection between executive remuneration and the Corporation’s performance by motivating, retaining and rewarding participants for improving our long-term financial strength, and enhancing Shareholder value. Annual LTI grants are based on position level, and overall market competitiveness. In addition, from time-to-time LTIs have also been granted to recognize performance on specific initiatives. As stated earlier, the granting of special incentives, beyond annual incentive awards, is not planned going forward.
The 2020 annual LTI grants, issued in August 2020 for Messrs. Thexton, Krause and Ryan were set at the following target dollar values respectively, $2,600,000, $500,000 and $250,000.
In addition, Mr. Ryan received a special one-time equity incentive award related to the post-acquisition revenue performance of the M2M Connectivity Australia group. The M2M Connectivity business was acquired effective January 2020, and Mr. Ryan was responsible for its continued performance and post-acquisition integration. A special incentive was established for Mr. Ryan, and certain of the M2M Connectivity principal employees, based on the achievement of certain annual services revenue growth goals in 2020 & 2021 for that business unit. The at-grant value for Mr. Ryan of these awards for 2020 and 2021 was $88,800 and $133,200, respectively.
Mr. Cochrane and Mr. Harmon received new hire grants, issued in August 2020 at a respective target value of $1,200,000 and $500,000. These grants were inclusive of their 2021 annual grant. On a go forward basis, commencing in 2021, Mr. Cochrane's target annual LTI is $750,000 and Mr. Harmon's target annual LTI is $250,000. In addition, Mr. Cochrane and Mr. Harmon each received a target award value of $300,000 under the Accelerating Services Revenue PSU program described below.
In 2018, the Corporation removed stock options from the annual grant for NEOs and replaced them with performance-based share units. No stock options were issued to NEOs in 2020, nor does the Corporation plan to issue stock options to NEOs for the foreseeable future.
Annual LTI grants are comprised of a mix of performance based share units ("PSUs") and Restricted Share Units ("RSUs") (a summary of the key terms of the RSU Plan under which both of these types of awards are issued can be found in Schedule A).  The mix of PSUs and RSUs is determined by the HRC, taking into consideration, among other things, the number of share units available for granting, dilution impact, competitive factors and cash utilization.  Once the mix has been determined and based on the target dollar value of each individual LTI grant, the Corporation has historically used a trailing six month average share price to determine the target number of PSUs and total number of RSUs to grant.  Starting in 2021, the Corporation moved to a 30-day average share price period for calculation of target PSUs and RSUs, which we feel is more aligned with current industry practices. Once the number of PSUs and RSUs are determined, the fair market value of the PSUs and RSUs is set at the market closing price on the day the PSUs and RSUs are granted.

The 2020 annual NEO LTI grants were issued 50% (50% RSUs in 2019) in the form of RSUs and 50% (50% PSUs in 2019) in the form of PSUs.  Annual executive LTI grants are normally made in May (or the first available window following the date of hire for new executives), after the public disclosure of our results for the first fiscal quarter and when we are not in a trading blackout period.  If we are in a trading blackout period, we will issue the grants after the trading blackout period has ended. In 2020, there was an extended black-out period due to the Automotive Divestment project and annual grants were therefore delayed until August once that blackout period had ended.
For 2020, the PSU plan design encompassed a Total Shareholder Return (TSR) metric, which measures the Company's TSR relative to a benchmark index over a 3-year period ( the S&P SmallCap IT Index (PSCT) continued to be used as the benchmark index). A target number of PSUs are established at grant date, based on a target dollar value. A range of 0% to 200% of the target PSUs will vest into shares at the end of the 3-year period based on the following principles:
•100% of the target PSUs will vest if the Company's TSR is equal to the TSR of the benchmark index;
•Vesting will increase by 2% for every 1% that the Company's TSR exceeds the TSR of the benchmark index up to a maximum 200% payout;
•Vesting will decrease by 3% for every 1% that the Company's TSR falls below the TSR of the benchmark index with a maximum decrease to a 0% payout; and
•The target PSU payout will be capped at 100% if the Company's absolute TSR is negative (regardless of relative positioning).
2021 PSU Plan Updates
In 2021, as part of the HRC's comprehensive review of the Corporation's compensation programs it refined the PSU metric for 2021 and future issuances. This refinement is designed to better align the NEOs to the key outcomes determined by the Board of:
a) returning the Corporation to profitability,
b) consistently improving profitability metrics year on year; and
c) growing Shareholder value in both absolute and relative terms as compared to our peer group.
Contained within the new annual equity award design for 2021, the allocation of 50% of the NEOs target annual equity value to time based RSUs is maintained as-is. For the remaining 50% target annual equity value (which most recently has been allotted to PSUs and determined solely by TSR performance relative to the S&P SmallCap IT index "PSCT"), this value will now be allotted to PSUs and be divided equally between (i) a TSR metric against the same S&P SmallCap index "PSCT", but now requiring 55th percentile performance to achieve 100% payout, and (ii) a new annual financial metric to determine the other PSU portion. Financial metrics will be set annually by the HRC. For 2021, the new annual financial metric will be tied to non-GAAP EBIT. The PSUs linked to the annual financial metric will be earned annually if sufficient minimum levels of financial performance are achieved, however, they will have a time restriction, such that earned units will be banked and will not be converted to shares until the end of the 3rd year of the award. This provides Shareholders with both a clear performance-based metric as well as providing for key employee retention.

		Weighting	Vesting Schedule	Performance Criteria
Prior Program	Time Based RSUs	50%	1/3 each year on Anniversary of award	N/A
	TSR based PSUs	50%	Cliff Vest at end of 3 years	PSUs measured against the current S&P Smallcap Tech Index ("PSCT"). Meeting index performance =100% payout
Revised Program 2021 Onwards	Time Based RSUs	50%	1/3 each year on Anniversary of award	N/A
	TSR based PSUs	25%	Cliff Vest at end of 3 years	PSUs measured against the current S&P Smallcap Tech Index ("PSCT"). Meeting 55th percentile Index performance=100% payout
	Financial Metric PSUs	25%	Performance measured and Units banked in each year; Cliff vest at end of 3 years	Financial metric in each of the 3 years of the award. Set annually by the Human Resources Committee
Updated information related to 2019 special PSU programs
In 2019 the Corporation was undergoing significant restructuring and changes to its business model. As a result we introduced two special, one-time equity incentive programs for executives and other select employees that were directly connected to that business transformation mission, to drive significant cost synergies and accelerate recurring revenue in our connectivity services and solutions.
Following feedback from Shareholders and Shareholder Advisory Services, we have voluntarily decided to provide additional details on the intention and goals of these two programs. Shareholders should note that no additional grants are intended from these programs in the future, nor does the Corporation intend to utilize special equity programs for the foreseeable future.
Transformation Acceleration Program "TAP" (Cost Reduction & Efficiency) PSU Program
In 2019, TAP PSU awards were made to a small group of executives and senior leaders (including only Messrs. Krause and McLennan amongst the NEOs). The purpose of these awards was to incentivize this group of leaders to design and deliver significant cost reduction actions in the Operating Expenses and Cost of Goods Sold expenses of the Corporation. The analysis and design phase of the program was conducted in mid-2018 in conjunction with a globally known and well-respected 3rd party consulting company, with actions commencing in Q4 2018.
To support agile design and swift implementation, the incentive plan design was based on a target of total cost reductions achieved, plus savings designed and in the process of being achieved, as at December 31, 2019. It was apparent at the initiation of the planning that some of the key executives critical to the design and planning might see their own positions eliminated, and also meaningful reductions in their staff. To provide the best possible speed of implementation the TAP PSU program was designed in Q4 2018 and equity awards issued at the next available opportunity in February 2019. In reviewing the performance outcomes of the TAP program in 2020, the HRC determined that $49.5m of the $55m target had been achieved. This level of performance translated to a 77.5% payout of the program for plan participants.

Name	TAP Award Value ($)	Number of PSUs granted	Number of PSUs vested	Grant Date	Vest date
David G. McLennan	$214,500	12,355	9,575	February 19, 2019	February 19, 2022
Jason L. Krause	$100,000	5,760	4,464	February 19, 2019	February 19, 2022
The TAP PSU program also contained a retention element. Participants must not voluntarily resign from the Corporation before February 2022 to vest their awards unless otherwise determined by the Board.

Accelerating Services Revenue Growth PSU Program
A core element of the Sierra Wireless strategy is to build a sustainable leadership position in recurring IoT data connectivity services, and to provide incremental future revenue growth and value-added services with IoT hardware modules or devices. To align incentives with this strategy, a one-time, special PSU program was designed in Q4 2018 and awards granted starting in February 2019.
In 2019, Accelerating Services Revenue Growth PSUs were awarded to Messrs. Thexton, McLennan, Krause & Ryan. Mr. Cochrane & Mr. Harmon were also awarded a PSU grant under this program in 2020. Additional awards under the program were made to other executives and senior leaders with the Corporation, to incentivize and align them around the stated mission of aggressively growing services revenue. These awards contained stretch targets of $200m Services revenue in FY2021 (200% achievement) or Q4 2021 Services run rate revenue (Q4 2021 revenue of $50m =100% achievement) to demonstrate the progress to achievement of $200m+ Services revenue in 2022. These awards have been effective internally to drive behavior changes and focus on the Services and Solutions transformation.

Name	Target Award ($)	Number of PSUs granted	Vest date
Kent P. Thexton	$600,000	34,562	February 19, 2022
Samuel C. Cochrane	$300,000	35,460	February 19, 2022
David G. McLennan	$300,000	17,281	February 19, 2022
Jason L. Krause	$300,000	17,281	February 19, 2022
Stephen G. Harmon	$300,000	35,460	February 19, 2022
James P. Ryan	$300,000	21,141	February 19, 2022
Retirement Benefits
Canada Registered Retirement Savings Plan
The Canadian Registered Retirement Savings Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.
U.S. 401(k)
The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.
Minimum Share Ownership Guidelines
In 2007, minimum share ownership guidelines were established by the Board for directors and senior executives. These guidelines are administered by the GNC of the Corporation, which has discretion to submit amendments for approval by the Board, and the Board may at any time approve amendments to the guidelines.
These ownership guidelines were updated in early 2019 to increase the CEO ownership requirements from 3 times annual base salary to 5 times annual base salary. Each senior executive is expected to own a minimum number of Common Shares or vested RSU's (or a combination thereof) that is equal to the lesser of:
•An amount equal to five times annual base salary in the case of the CEO, and an amount equal to one time annual base salary in the case of each other senior executive. For the purposes of assessing compliance with the guidelines, the Common Shares are valued at the higher of original cost or market value at the time of assessment, and the vested RSU’s and PSU’s are valued at the higher of fair market value at the grant date or the market value of the underlying Common Shares at the time of assessment.
•115,000 Common Shares or vested RSU's (or a combination thereof) for the CEO and 12,000 Common Shares or vested RSU's (or a combination thereof) for each other senior executive.
    New senior executives have five years from the date of their first appointment to comply with the minimum share ownership guidelines.
As of December 31, 2020, Mr. Thexton and Mr. Krause met the minimum share ownership threshold. Mr. Ryan, Mr. Cochrane & Mr. Harmon's holdings were below the minimum threshold as of December 31, 2020; however, they have five years from the date of their appointment as a senior executive to acquire the minimum share ownership set out in the guidelines (May 2019, May 2020 and May 2020 respectively).
Failure to meet or maintain these share ownership requirements may result in a reduction in future LTI awards and/or other compensation.  There may be instances in which these share ownership guidelines would place a hardship on the executive.  If such an instance occurs, the Board may consider and approve an alternative share ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare.
In early 2019, the minimum share ownership guidelines were updated to increase the ownership requirement for directors from three times annual retainer to four times. Each director is now expected to own a minimum number of Common Shares that is no less than an amount equal to four times their annual board retainer.  For the purposes of assessment, Common Shares are valued at the higher of original cost or market value at the time of assessing compliance with this policy, and vested RSUs are valued at the higher of fair market value at the grant date or the market value of the underlying Common Shares at the time of assessment.  The annual board retainer does not include supplementary retainers for Board Chair and Committee positions or annual RSU awards. New Board members have four years from their first appointment to comply with the minimum share ownership guidelines.
As of December 31, 2020, Ms. Abrams, Mr. Jones, Mr. Sieber, Mr. Mc Court, Mr. Twaalfhoven and Mr. Aasen (who is not standing for re-election) met the minimum share ownership threshold. Ms. O'Neill joined the Board in September 2019 and has four years from that date to acquire the minimum share ownership set out in the guidelines. Similarly, Mr. Anderson, Ms. Bawa, Mr. Linton and Mr. Waters joined the Board in 2020 and have four years from the date of their respective appointments to acquire the minimum share ownership set out in the guidelines.

Compensation Details

Impact of 6-month Trailing Average Share Price Usage on Equity Award amounts

The Corporation has a historical practice of converting the NEOs equity award value to RSUs or PSUs using a 6-month trailing average share price, whereby, the NEOs target award value is divided by the 6-month trailing average share price to determine the number of units for the award. While this historical practice serves to smooth out short term fluctuations in the share price, it can in a period of sustained share price appreciation or depreciation result in a significant differential in annual reported equity value in the Summary Compensation Table, and the Target value intended by the Committee for each NEO. The Corporation believes an explanation of the impact of this approach is important for the reader to contextualize the intended target equity awards for NEOs in the past 3 years.

In the table below we have illustrated the impact of this 6-month trailing average share price on Mr. Thexton's annual equity values over the past 3 years. In 2020, following a period of significant share price appreciation (creating a lower average 6-month trailing share price vs. at grant price) Mr. Thexton's annual equity value ($2.6m) was converted to RSUs and target PSUs at a $8.46 6-month trailing average share price, whereas the at-grant share price used to value the equity grants in the Summary Compensation tables was $12.92. Conversely, in 2019, the opposite situation occurred, whereby the share price had depreciated over the prior 6-months and as a result the reported annual equity value was lower than the target annual value. Note that in November 2018 Mr. Thexton received a new hire grant upon his appointment as CEO, which was inclusive of his 2019 annual grant.

In 2021, the Corporation has adopted a more market standard 30-day trailing average share price approach and expects these variations versus the reported equity compensation values to be significantly mitigated in the future.

Kent P. Thexton, President and Chief Executive Officer
Long Term Equity Incentive
$7,500
$5,000
$2,500
$0
$4,320
$4,550
$600
$433
$3,200
$5,489
2018
2019
2020
Target Value
At Grant Value

Mr. Thexton's 2018 equity awards include awards granted to him as Chairman of the Board and Interim CEO, prior to being appointed President and CEO; his 2020 equity award includes his 2020 Bonus/RSU Replacement program award.

Grant Date	6-Month Trailing Stock Price (USD)	"At Grant" Stock Price (USD)	Difference (%)
February 12, 2018	$21.51	$16.25	(24)%
August 7, 2018	$16.78	$19.40	16%
November 13, 2018	$18.05	$16.21	(10)%
November 13, 2018 (1)	$18.05	$21.09	17%
February 19, 2019	$17.36	$12.52	(28)%
February 18, 2020	$10.22	$8.86	(13)%
August 11, 2020	$8.46	$12.90	52%
(1) November 13, 2018 PSU"At grant" Stock price based on valuation for performance component
Exchange rate to convert "At Grant" stock price from Canadian dollar stock price to U.S. dollar stock price based on following daily spot rates: 2020-0.7524/0.7543, 2019- 0.7554, 2018 - 0.7552/0.7679/0.7935

Annual Target Compensation Vs. Realizable Compensation

NEO Compensation for 2018 - 2020

Consistent with the HRC's pay for performance philosophy, the majority of NEO's target pay is 'at risk'. As a result, we believe that the value that will be ultimately realized by NEOs should be well aligned with the Corporation's strategic objectives, financial results, and stock price performance. We believe that showing Annual Realizable Compensation Vs. Annual Target Compensation provides valuable data points to evaluate the alignment between pay and performance for our NEOs in any given year. The HRC strongly supports a pay for performance correlation between executive pay, business results, and Shareholder value. The HRC has listened to comments from some Shareholders that the traditional compensation tables do not always provide the required disclosure to understand the pay for performance linkage in action each year. We appreciate this feedback and are making immediate changes to accommodate the request.

To better illustrate the year on year difference between what is reported in the Summary Annual Compensation tables, and what each NEO has realized, or is currently forecast to realize (at current share prices and performance forecasts) from outstanding equity grants, in each of the respective past 3 years we have created the following charts to show the actual annual 'Realizable Compensation' for each NEO over the past 3 years vs. the Annual Target Compensation intended by the Committee for on-target performance in each of those years (In addition, we have also added the reported annual compensation, noting the impact of the 6-month trailing average share price approach on equity values previously noted).

By disclosing this concept of target Vs. realized compensation we aim to show to Shareholders a clear linkage between pay and performance.

Annual Target Compensation is defined as the value of compensation (base salary, at-target annual bonus and annual equity value) targeted by the Committee for each NEO within a given calendar year.

Realizable/Realized Compensation is defined as the estimated value at December 31, 2020 of compensation granted in a calendar year that has been earned (e.g. realized base salary) and the current projected payout or vesting value from associated cash bonus or equity award programs.

Reported Compensation is defined as the reported compensation values in the Summary Total Compensation table later in this document.

Mr. Thexton's 2018 equity awards include awards granted to him as Chairman of the Board and Interim CEO, prior to being appointed President and CEO

As an illustration of our pay for performance philosophy in practice, annual cash bonuses in 2019 were set at zero, following a below target performance with respect to the key EPS performance metric in that year. In 2018 and 2019, when share price and the Corporation's performance was less strong, the NEOs Realizable/Realized compensation was below the Target value, and in 2020 when share price performance improved significantly the current Realizable/Realized compensation is currently tracking above the Target value.

The following table provides a summary of the compensation earned during each of the last three financial years by each of the Corporation’s NEOs.

Summary Total Compensation (1)

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share - based Awards(2) ($)	Option - based Awards(3) ($)	Short term Incentive Plans(4)	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(5) ($)	Total Compensation ($)
Kent P. Thexton, President, Chief Executive Officer and Director(6)	2020	556,433	5,488,997	—	—	—	—	—	6,045,430
	2019	600,000	432,874	—	—	—	—	—	1,032,874
	2018	133,144	4,550,166	—	72,122	—	—	—	4,755,432
Samuel C. Cochrane Chief Financial Officer(7)	2020	192,752	2,964,535	—	—	—	—	—	3,157,287
David G. McLennan former Chief Financial Officer, former Chief Transformation Officer and former Corporate Secretary(8)	2020	219,457	281,590	—	—	—	—	52,208	553,255
	2019	270,754	830,647	—	—	—	—	—	1,101,401
	2018	277,275	522,695	—	150,577		—	—	950,547
Jason L. Krause, Chief Operating Officer(9)	2020	328,295	1,187,993	—	—	—	—	—	1,516,288
	2019	312,187	288,578	—	—	—	—	—	600,765
	2018	264,972	1,342,299	—	168,953	—	—	—	1,776,224
Stephen G. Harmon(10)	2020	174,519	1,299,845	—	213,153	—	—	—	1,687,517
James P. Ryan, Senior Vice President & General Manager IoT Solutions & Marketing(11)	2020	259,600	840,876	—	—	—	—	—	1,100,476
	2019	171,346	643,578	—	—	—	—	—	814,924
Notes:
(1)    All dollar amounts in the Summary Total Compensation table and footnotes are reflected in U.S. dollars; however, compensation for Messrs. Thexton, Cochrane, McLennan and Krause was awarded, earned or payable in Canadian dollars. As a result, compensation levels, in U.S. dollar equivalent, may change despite there being no changes in salary levels in the NEO’s payment currency.  The average rates of exchange used to convert Canadian dollar amounts to U.S. dollar amounts for the respective fiscal years were: 2020-0.7458, 2019- 0.7537, 2018 - 0.7718.
(2)    Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted.
(3)    No stock options were granted to the above NEOs in 2018, 2019 or 2020.
(4)    Compensation from Short-term Incentive Plans includes amounts earned in the fourth quarter and an end of year cumulative portion, which are not paid out until the first quarter of the following year under the terms of the Corporation's Short-term Incentive Plans.
(5)    All Other Compensation includes severance payments, vacation payouts, contributions to retirement savings plans, car allowances, housing allowances, and "gross-ups" related to payment of taxes. Mr. McLennan's other compensation includes vacation payout of $44,599 and contributions to retirement savings plan of $6,609.

(6)    Mr. Thexton was appointed Interim CEO on May 31, 2018 and assumed the permanent role of President & CEO commencing on November 1, 2018. Prior to his appointment, Mr. Thexton was the Chair of the Board of Directors. Mr. Thexton remained on the Board as Directors after his appointment to President & CEO. In 2018, his compensation includes his former role as Chair of the Board and his role as the Corporation's President & CEO. Since his appointment to Interim CEO, he did not receive any compensation in his role as a Director of the Company.

2018	Salary ($)	Share - based Awards ($)	Total
Chair of the Board	35,657	90,659	126,316
Interim CEO	—	1,156,389	1,156,389
President & CEO	97,487	3,303,118	3,400,605
	133,144	4,550,166	4,683,310
    Mr. Thexton's 2018 total CEO share-based awards of $3,303,118 includes $1,651,559 advance grant of his annual 2019 equity grant. His share-based awards in 2018 exclude 11,919 RSU units or $231,278 that were canceled as his tenure as interim CEO ended early and replaced with full-time CEO grants. The total fair value of his share-based awards in 2018, including the canceled RSUs, is $4,781,444.
(7)    Mr. Cochrane joined the Company in May 2020.
(8)    Mr. McLennan retired on June 30, 2020. Effective July 1, 2021, Mr. McLennan became a non-employee consultant. During 2020, Mr. McLennan earned consulting fees of $74,537 which is reflected under Salary for 2020.
(9) Effective October 2020, Mr. Krause's title changed from Chief Operating Officer to Senior Vice President & General Manager Enterprise Solutions & Executive Advisor to the CEO.
(10)    Mr. Harmon joined the Company in May 2020.
(11)    Mr. Ryan joined the Company in May 2019.

Share Performance
The following graph compares the Corporation’s cumulative Shareholder return over the last five years on a Cdn $100 investment in its Common Shares (made December 31, 2015) to the cumulative return of a comparable investment on the S&P/TSX Composite Total Return Index. The graph also shows the relationship between Shareholder return and aggregate NEO compensation over the last five years. The compound annual growth in NEO total compensation was 21.4% for the five-year period, compared to -3.2% compound annual growth of the Corporation's share price in the same period. The Corporation has added a new section to this year's disclosure to show the direct impact annually of its pay for performance philosophy and impact on NEOs Realizable Vs. Target compensation over the past 3 years. We encourage the reader to review the "Annual Target Compensation vs. Realizable Compensation - NEO compensation 2018-2020" section above.

Sierra Wireless, Inc.
S&P/TSX Composite Total Return Index
NEO Compensation Index
Adjusted NEO Compensation Index
$300
$250
$200
$150
$100
$50
$0
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20

	Dec 2015 $	Dec 2016 $	Dec 2017 $	Dec 2018 $	Dec 2019 $	Dec 2020 $
Sierra Wireless, Inc.	100	97	118	84	57	85
S&P/TSX Composite Total Return Index	100	121	132	120	148	156
NEO Compensation (US$'000)(1)(2)	5,602	4,234	7,659	14,273	4,545	14,060
Adjusted NEO Compensation (US$'000)(3)	5,602	4,234	7,659	8,209	6,748	14,060
NEO Compensation Index	100	78	139	258	84	263
Adjusted NEO Compensation Index	100	78	139	149	125	263

Notes:
(1)    NEO compensation is composed of salary, short-term incentive payments, value of equity awards at time of grant and other compensation as reported in the Summary Total Compensation table.

(2)    NEOs were Messrs. Thexton, Cochrane, McLennan and the three most highly compensated executive officers of the Corporation other than the CEO and CFO.
(3)    Adjusted NEO compensation in 2018 excludes Mr. Cohenour, former CEO, severance of $3,623,112, Mr. Thexton's Board of Director compensation of $126,316 and annual 2019 share based awards of $1,652,559; and Mr. Krause's annual 2019 share based awards of $550,517. Adjusted NEO compensation in 2019 includes Mr. Thexton and Mr. Krause's annual 2019 share based awards of $1,652,559 and $550,517, respectively.
As at December 31, 2020 the share price of the Corporation was approximately 150% of its price one year earlier.

Incentive Plan Awards
Outstanding Option-based Awards and Share-based Awards
The following table sets out information concerning unexercised options, PSUs and RSUs that have not vested for each NEO as of December 31, 2020.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Share Unit Plans, refer to Schedule A of this Information Circular.

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the-Money Options(4) (US $)	Number of Units of Common Shares That Have Not Vested(5) (#)	Market or Payout Value of Share- based Awards That Have Not Vested (US $)(6)	Market or Payout Value of Share- based Awards Not Paid out or Distributed (US $)
Kent P. Thexton	5,457	Cdn$	14.28	February 8, 2021	$18,167	539,102	$7,839,329	$470,402
Samuel C. Cochrane	—	N/A	N/A	N/A	N/A	202,177	$2,939,948	$—
David G. McLennan	46,225	Cdn$	32.89	February 13, 2022	$—	105,623	$1,535,912	$—
Jason L. Krause	23,112	Cdn$	32.89	February 13, 2022	$—	161,708	$2,351,470	$279,094
Stephen G. Harmon	—	N/A	N/A	N/A	N/A	94,560	$1,381,522	$—
James P. Ryan	—	N/A	N/A	N/A	N/A	112,096	$1,637,723	$—
Notes:
(1)    Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.
(2)    The option exercise price is determined by the closing market price on the effective date of grant. The value of the Common Shares on the NASDAQ is used for U.S. employees, and the value of the Common Shares on the TSX is used for Canadian employees.
(3)    Options have a term of five years.
(4)    At December 31, 2020 the closing stock price of the Common Shares on the NASDAQ was US $14.61 and on the TSX was Cdn $18.52.
(5)    Generally, RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  However, RSU grants to employees who are resident in France will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two-year tax hold period.  Unvested RSUs are comprised of grants dated February 12, 2018, November 13, 2018, February 19, 2019, February 18, 2020, and August 11, 2020. In 2020, the number of RSUs issued to NEOs was as follows:

Name	# of RSUs granted	Grant date
Kent P. Thexton	58,708	February 18, 2020
	307,328	August 11, 2020
Samuel C. Cochrane	193,312	August 11, 2020
David G. McLennan	31,800	February 18, 2020
Jason L. Krause	25,978	February 18, 2020
	59,100	August 11, 2020
Stephen G. Harmon	85,695	August 11, 2020
James P. Ryan	40,851	February 18, 2020
	29,550	August 11, 2020
(6)    The market value of RSUs at December 31, 2020 was calculated using the closing stock price of the Common Shares on the NASDAQ of US $14.61 for Mr. Harmon and Mr. Ryan; and the closing stock price of the Common Shares on the TSX of Cdn $18.52 for Mr. Thexton, Mr. Cochrane, Mr. McLennan, and Mr. Krause translated at the spot foreign exchange rate of Cdn $1.00 = US $0.7852.
Value Vested or Earned During Fiscal 2020
     The following table sets out, for each NEO, the value of stock options and RSUs that vested during 2020, as well as the value of non-equity incentive compensation earned during 2020.

Name	Option-based Awards — Value Vested During 2020(1) ($)	Share-based Awards — Value Vested During 2020(2) ($)	Non-Equity Incentive Plan Compensation — Total Value Earned During 2020 ($)
Kent P. Thexton	—	156,441	—
Samuel C. Cochrane	—	—	—
David G. McLennan	—	184,429	—
Jason L. Krause	—	101,457	—
Stephen G. Harmon	—	—	213,153
James P. Ryan	—	32,058	—
Notes:
(1)    This value, if any, was determined by calculating the difference between the market price of the underlying securities on the vesting date and the exercise price of the options on the vesting date, multiplied by the number of vested options.  The closing stock price of the Common Shares on the NASDAQ and on the TSX was used for U.S. and Canadian employees, respectively.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates. Certain option-based awards vested when the market price was less than the exercise price and therefore a market value of zero was assigned to those options on the vesting date.
(2)    This value was calculated using the closing stock price of the Common Shares on the NASDAQ and on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of shares acquired or units vested. Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ (US$)	TSX (Cdn$)	Spot Rate
February 12, 2020	10.01	13.28	0.7545
February 13, 2020	9.54	12.71	0.7544
February 19, 2020	8.90	11.72	0.7558
May 14, 2020	7.80	10.89	0.7097
November 13, 2020	11.30	14.85	0.7606

Option Exercises During Fiscal 2020
    The following table sets out the number of common shares acquired through option exercises during 2020 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the market price of the common shares on the NASDAQ or on the TSX on the exercise date and the exercise price of the option.

Name	Shares acquired upon exercise (#)	Value Realized ($)
Kent P. Thexton	—	—
Samuel C. Cochrane	—	—
David G. McLennan	15,348	46,248
Jason L. Krause	17,053	45,431
Stephen G. Harmon	—	—
James P. Ryan	—	—
Burn Rate
    Burn rate is defined as the total number of equity awards issued in a year, divided by the weighted average number of shares outstanding in the fiscal year. The burn rate under each of our Stock Option Plan and Treasury RSU Plan are as follows:

Equity Plan	2020	2019	2018
Stock Option Plan	0.8%	1.28%	0.95%
Treasury RSU Plan	1.87%	0.96%	1.44%
The number of stock options and treasury RSUs issued are as follows:

Granted - # of units	2020	2019	2018
Stock Option Plan	289,518	462,937	343,173
Treasury RSU Plan	679,091	346,871	520,090

Termination and Change of Control Benefits
The Corporation has entered into executive employment agreements with each of Messrs. Thexton, Cochrane, Krause, Harmon, and Ryan under which each executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each executive employment agreement, the executive has made commitments in favour of the Corporation, including non-solicitation covenants, minimum notice periods in the event of the executive’s resignation, and for Messrs. Thexton and Cochrane only, continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the short-term incentive program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers, in their respective geography, from time to time.
In the event of the termination of Mr. Thexton's employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide working notice equal to 12 months.  In the event of the termination of Messrs. Cochrane, Krause, Harmon and Ryan's employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 12 months. In lieu of working notice, the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay. Further, in the event of a termination other than for just cause, disability or change of control, the executive employment agreements for each of Messrs. Thexton, Cochrane, Krause, Harmon and Ryan provide that any PSUs held by such executive will have the target number of shares pro-rated, accounting for the time between the original grant date and the end of their notice period, and the current performance status against the performance conditions set out in the applicable grant agreement will be applied to determine the total shares to be issued. In addition, any RSUs or Stock Options that may have vested up until the end of the 12 month working notice period will accelerate to the last date worked, if that date is earlier than the end of the 12 months working notice period.
In addition, the executive employment agreements for Messrs. Thexton, Cochrane, Krause, Harmon and Ryan provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.
If Messrs. Thexton, Krause or Cochrane's employment is terminated 3 months prior to, or within 12 months for Mr. Thexton or within 18 months for Messrs. Krause and Cochrane following, a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 24 months base salary and benefits continuation and 12 months target bonus, all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination, and all unvested target PSUs will be accelerated and the current performance status against the performance conditions set out in the applicable grant agreement will be applied to determine the total shares to be issued.
If Messrs. Harmon or Ryan's employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 18 months base salary and benefits continuation and 12 months target bonus, all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination, and all unvested target PSUs will be accelerated and the current performance status against the performance conditions set out in the applicable grant agreement will be applied to determine the total shares to be issued.

    The following table sets out the estimated amounts payable to each NEO in the event of resignation, termination without cause, and change of control, assuming that the triggering event took place on December 31, 2020.

	Severance	Long Term Incentive(2)	Total Payout
Type of Termination	($)	($)	($)
Kent P. Thexton
Resignation (1)	—	—	—
Termination (without cause)	1,200,000	3,819,992	5,019,992
Change of Control	1,980,000	6,879,280	8,859,280
Samuel C. Cochrane
Resignation (1)	—	—	—
Termination (without cause)	533,920	1,865,441	2,399,361
Change of Control	847,990	3,310,184	4,158,174
Jason L. Krause
Resignation (1)	—	—	—
Termination (without cause)	486,750	1,202,335	1,689,085
Change of Control	973,500	1,797,120	2,770,620
Stephen G. Harmon
Resignation	—	—	—
Termination (without cause)	275,000	882,023	1,157,023
Change of Control	687,500	1,511,730	2,199,230
James P. Ryan
Resignation	—	—	—
Termination (without cause)	300,000	1,136,302	1,436,302
Change of Control	630,000	1,518,570	2,148,570
Notes:
(1)    Upon written notice of resignation, the Corporation has the right to elect to immediately terminate the NEO's employment. The written notice of resignation cannot be less than six weeks and cannot be more than six months.
(2)    Long Term Incentive represents the unvested stock options and RSUs that become vested as a result of termination without cause and change of control.

DIRECTOR COMPENSATION
     In Fall 2016, the HRC (which is mandated by the Board to review director compensation structure and levels) engaged with Compensia (independent compensation advisors) to conduct a full review of Board compensation using a peer comparator group and Compensia's knowledge of prevailing market trends and good governance trends and a new compensation structure was established effective April 1, 2017. In Fall 2019, Compensia conducted an additional peer comparator study to update the benchmarks and determine if any changes to form or value of Board compensation were required. As a result of this study, the HRC recommended to the Board, and they approved, that no changes be made to Board compensation and that the pay mix and levels continue for calendar year 2020.
The following table itemizes the compensation implemented for annual remuneration of independent directors of the Corporation effective April 1, 2017.

Board Compensation Schedule		Effective April 1, 2017
Annual Retainer	US$	40,000

Additional Compensation:
Board Chair’s Retainer	US$	40,000

Audit Committee Chair	US$	20,000
Audit Committee Member	US$	9,000

HR Committee Chair	US$	15,000
HR Committee Member	US$	6,000

Governance Committee Chair	US$	12,000
Governance Committee Member	US$	6,000

Ad Hoc Committee Chair	US$	12,000
Ad Hoc Committee Member	US$	6,000

Annual Target Value Equity Award	US$	120,000
    In 2020, each director was granted equity that comprised 100% in Restricted Share Units with a 1-year vesting schedule. All of the non-management directors were independent directors of the Corporation at the time the RSUs were granted. Executive officers of the Corporation are not permitted to receive any compensation, including equity compensation, to which they might otherwise be entitled only by virtue of being directors of the Corporation.  All non-management directors are eligible to participate in the Corporation's equity plans.

The following table sets out the total compensation and benefits for our non-employee directors for fiscal 2020.

Name	Fees Earned or Paid in Cash(1) ($)	Share-based Awards(2) (3) ($)	Option-based Awards ($)	Total ($)
Gregory D. Aasen	52,500	182,916	—	235,416
Robin A. Abrams	86,000	183,257	—	269,257
James R. Anderson(4)	36,000	183,257	—	219,257
Karima Bawa(5)	36,000	182,916	—	218,916
Russell N. Jones	58,000	182,916	—	240,916
Thomas K. Linton(6)	36,750	183,257	—	220,007
Martin D. Mc Court(7)	36,000	183,257	—	219,257
Lori M. O'Neill	63,250	182,916	—	246,166
Thomas Sieber	61,000	183,257	—	244,257
Mark Twaalfhoven(8)	36,750	183,257	—	220,007
Gregory L. Waters(9)	39,500	183,257	—	222,757
Notes:
(1)    Non-employee director fees are based in U.S. dollars.
(2)    Ms. Abrams, Mr. Anderson, Mr. Linton, Mr. Mc Court, Mr. Sieber, Mr. Twaalfhoven and Mr. Waters’ share-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate of Cdn $1.00 = US $0.7524 for awards granted on August 11, 2020.
(3)    Each non-employee director received 14,184 RSUs on August 11, 2020.  On August 11, 2020, the closing price of the Common Shares on the NASDAQ was US $12.92 and Cdn $17.14 on the TSX.
(4)    Mr. Anderson was appointed to the Board of Directors on April 16, 2020.
(5)    Ms. Bawa was appointed to the Board of Directors on April 16, 2020.
(6)    Mr. Linton was appointed to the Board of Directors on May 21, 2020.
(7)     Mr. Mc Court was appointed to the Board of Directors on May 21, 2020.
(8)     Mr. Twaalfhoven was appointed to the Board of Directors on May 21, 2020.
(9)     Mr. Waters was appointed to the Board of Directors on March 23, 2020.

    The following table sets out the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2020.

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In- the- Money Options(4) ($)	Number of Units of Common Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) ($)	Market Payout Value of Vested Share-based Awards Not Paid out or Distributed ($)
Gregory D. Aasen	5,457	Cdn$	14.28	March 12, 2021	$18,167	14,184	$206,256	$168,114
Robin A. Abrams	5,457	US$	10.26	March 12, 2021	$23,738	14,184	$207,228	$—
James R. Anderson(7)	—	N/A	N/A	N/A	N/A	14,184	$207,228	$—
Karima Bawa(8)	—	N/A	N/A	N/A	N/A	14,184	$207,228	$—
Russell N. Jones	—	N/A	N/A	N/A	N/A	14,184	$206,256	$197,182
Thomas K. Linton(9)	—	N/A	N/A	N/A	N/A	14,184	$207,228	$—
Martin D. Mc Court(10)	—	N/A	N/A	N/A	N/A	14,184	$207,228	$—
Lori M. O'Neill	—	N/A	N/A	N/A	N/A	14,184	$206,256	$149,617
Thomas Sieber	5,457	US$	10.26	March 12, 2021	$23,738	14,184	$207,228	$—
Mark Twaalfhoven(11)	—	N/A	N/A	N/A	N/A	14,184	$207,228	$—
Gregory L. Waters(12)	—	N/A	N/A	N/A	N/A	14,184	$207,228	$—
Notes:
(1)    Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter.  None of the unexercised options outstanding have different vesting terms.
(2)    Option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for Ms. Abrams, Mr. Anderson, Mr. Linton, Mr. Mc Court, Mr. Sieber, Mr. Twaalfhoven and Mr. Waters, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.
(3)    Options have a term of five years.
(4)    At December 31, 2020 the closing stock price of the Common Shares on the NASDAQ was US $14.61; and on the TSX was Cdn $18.52.
(5)    RSUs issued prior to 2017 vest over three years, in equal amounts on the anniversary date of the date of the grant.  Starting in 2017, RSUs granted to non-employee directors cliff vest after one year. Unvested RSUs are comprised of grants dated August 11, 2020. Each of the non-employee directors was granted 14,184 RSUs.
(6)    The market value of RSUs that have not vested at December 31, 2020 was calculated using the closing stock price of the Common Shares on the TSX of Cdn$18.52 Mr. Aasen, Mr. Jones and Ms. O'Neill translated at the spot foreign exchange rate of Cdn $1.00 = US$0.7852.
(7)    Mr. Anderson was appointed to the Board of Directors on April 16, 2020.
(8)    Ms. Bawa was appointed to the Board of Directors on April 16, 2020.
(9)    Mr. Linton was appointed to the Board of Directors on May 21, 2020.
(10)     Mr. Mc Court was appointed to the Board of Directors on May 21, 2020.
(11)     Mr. Twaalfhoven was appointed to the Board of Directors on May 21, 2020.
(12) Mr. Waters was appointed to the Board of Directors on March 23, 2020.

The following table sets out the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2019.

Name	Option-based Awards — Value Vested During 2020(1) ($)	Share-based Awards — Value Vested During 2019(2)(3) ($)
Gregory D. Aasen	—	61,226
Robin A. Abrams	—	61,517
James R. Anderson(4)	N/A	N/A
Karima Bawa(5)	N/A	N/A
Russell N. Jones	N/A	61,226
Thomas K. Linton(6)	N/A	N/A
Martin D. Mc Court(7)	N/A	N/A
Lori M. O'Neill	N/A	117,487
Thomas Sieber	—	61,517
Mark Twaalfhoven(8)	N/A	N/A
Gregory L. Waters(9)	N/A	N/A
Notes:
(1)    The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or on the TSX, for U.S. and Canadian directors, respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  Certain option-based awards vested when the market price was less than the exercise price and therefore a market value of zero was assigned to those options on the vesting date.
(2)    RSUs cliff vest one year on the anniversary date of the date of the grant. For Mr. Aasen, Ms. Abrams, and Mr. Sieber: On February 19, 2019, they each received 6,912 RSUs, which vested on February 19, 2020. Ms.O'Neill was appointed to the Board in late 2019 and received 10,289 RSUs on November 8, 2019, which vested on November 8, 2020. Mr. Anderson, Ms. Bawa, Mr. Linton, Mr. Mc Court, Mr. Twaalfhoven, and Mr. Waters were appointed to the Board in 2020, and hence, they had nil valued vested awards.
(3)    The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ (US$)	TSX (Cdn$)	Spot Rate
February 19, 2020	8.90	11.72	0.7558
November 8, 2020	11.38	14.81	0.7710

(4)    Mr. Anderson was appointed to the Board of Directors on April 16, 2020.
(5)    Ms. Bawa was appointed to the Board of Directors on April 16, 2020.
(6)    Mr. Linton was appointed to the Board of Directors on May 21, 2020.
(7)     Mr. Mc Court was appointed to the Board of Directors on May 21, 2020.
(8)     Mr. Twaalfhoven was appointed to the Board of Directors on May 21, 2020.
(9) Mr. Waters was appointed to the Board of Directors on March 23, 2020.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
    Each of the Option Plan and the Treasury RSU Plan authorize the issuance of securities of the Corporation.
While the Treasury RSU Plan permits the Corporation to settle vested awards in treasury shares or cash (or a combination thereof), it has been the Corporation’s practice to date to settle these awards in treasury shares. The
Corporation does not anticipate any change to this practice in the foreseeable future.
The following table summarizes, as at December 31, 2020, the securities authorized for issuance under the Option Plan and Treasury RSU Plan.

Plan Category		Number of securities outstanding	(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders	Stock Option Plan(1) (2)	1,361,111	1,361,111	US $	17.27	720,871
	Treasury RSU Plan (2)	1,177,148	1,343,352		Nil	341,142
Equity compensation plans not approved by securityholders		Nil	Nil		Nil	Nil
Total		2,538,259	2,704,463	US $	17.27

Notes:
(1)    The maximum number of Common Shares issuable pursuant to the Stock Option Plan is the lesser of 8.9% of the number of issued and outstanding Common Shares from time to time; or 7,000,000 Common Shares. In addition, the maximum number of Common Shares issuable pursuant to the Stock Option Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.9% of the number of issued and outstanding Common Shares from time to time. Under the Stock Option Plan, the number of securities to be issued upon exercise of outstanding options represents 3.7% of the issued and outstanding Common Shares as of December 31, 2020. The 720,871 Common Shares remaining available for future issuance under the Stock Option Plan is based on the 8.9% rolling maximum limit and represents 2.0% of the issued and outstanding Common Shares as of December 31, 2020. Issued and outstanding Common Shares as at December 31, 2020 was 36,619,439. Number of securities remaining available for future issuance under the Stock Option Plan excludes both the number of securities outstanding options and RSUs. The weighted average remaining contractual life of outstanding options is 2.4 years.
(2)     The maximum number of Common Shares issuable pursuant to outstanding awards under the Treasury RSU Plan is 4.6% of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangement is 8.9% of the number of issued and outstanding shares. Under the Treasury RSU Plan, the number of securities to be issued upon exercise of outstanding RSUs represents 3.7% and the number of securities remaining available for future issuance represents 0.9% of the issued and outstanding Common Shares as of December 31, 2020. As of December 31, 2020, 1,177,148 restricted share units (166,204 of which include performance-based vesting at a multiple not to exceed 200%) were outstanding that could result in the issuance of up to 1,343,352 Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
     As of the date hereof there is, and during the most recently completed financial year there was, no indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries or any of their associates nor has the Corporation nor any of its subsidiaries provided a guarantee, support agreement, letter of credit or similar arrangement with respect to indebtedness of such persons to other entities.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
     The Corporation maintains directors’ and officers’ liability insurance.  In the year ended December 31, 2020, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately $517,049.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.
ADDITIONAL INFORMATION
     Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2020, together with the auditor’s report on these statements, will be placed before Shareholders at the Meeting.
 The Corporation will provide, upon request to the Corporate Secretary by a Shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditors. Shareholders may contact the Corporate Secretary of the Corporation at 13811 Wireless Way, Richmond, British Columbia, telephone (604) 231-1100.
GENERAL
Unless otherwise stated, all matters referred to herein for approval by the Shareholders require a simple majority of the Shareholders voting, in person or by proxy, at the Meeting.
 The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by the proxy as the Board may recommend or as the proxy holders, acting in their sole discretion, may determine.

DIRECTORS’ APPROVAL OF THIS CIRCULAR
     The contents and sending of this Information Circular have been approved by the Board of the Corporation.
Dated at Richmond, British Columbia this 28th day of April, 2021.
On Behalf of the Board

Jennifer A. Farac
Corporate Secretary

Schedule A
The following describes our equity based long-term incentive plans, being our Stock Option Plan and market-based and treasury-based Restricted Share Unit Plans.  Granting of equity under these Plans is governed by the Corporation’s Procedures for Granting Equity Awards and is administered by the Human Resources Committee.  Grants are made on a scheduled basis as per the procedures.
Stock Option Plan
The material terms of the Stock Option Plan are as follows:
•the number of outstanding options under the Stock Option Plan, as of December 31, 2020, is 1,361,111, representing 3.7% of the issued and outstanding Common Shares as of such date. Based on the number of shares outstanding, 720,871 options are available for future allocation under the Stock Option Plan based on the 8.9% rolling maximum limit, representing 2.0% of the issued and outstanding Common Shares as of December 31, 2020;
•employees and independent contractors of the Corporation working at least 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Stock Option Plan;
•the maximum number of Common Shares reserved for issuance under the Stock Option Plan is currently the lesser of (a) a rolling maximum of 8.9% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares. In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security based compensation arrangements, shall not exceed 8.9% of the number of issued and outstanding common shares from time to time. As set out above under “Business of the Meeting” and as highlighted in the blacklined version of the Stock Option Plan attached as Appendix B, the Corporation is seeking to increase the number of Common Shares being subject to issuance under the Stock Option Plan to a rolling maximum of 9.7% of the issued and outstanding Common Shares from time to time, with a maximum number of 7,000,000 Common Shares that can be issued as "incentive stock options" intended to qualify under section 422 of the US Internal Revenue Code;
•in accordance with the insider participation limits of the Toronto Stock Exchange (“TSX”), the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation, including under the Corporation’s Treasury RSU Plan):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;
•the Corporation may not issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 8.9% of the issued and outstanding Common Shares from time to time. As set out above under “Business of        the Meeting” and as highlighted in the blacklined version of the Stock Option Plan attached as        Appendix B, the Corporation is seeking to amend this provision to provide that the Corporation        may not issue securities under any of its security based compensation plans that would, when        aggregated, result in the number of Common Shares issuable exceeding 9.7% of the issued and        outstanding Common Shares from time to time;
•the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;
•the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with those shares which may be issued pursuant to any other share compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the total issued and outstanding Common Shares and the equity award value of any grant of options to outside directors shall not exceed $100,000 per year per outside director;
•the exercise price for options under the Stock Option Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the effective date of the grant of the options;
•the options will become vested and exercisable as to 12/48th of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th  of the Common Shares at the end of each successive month thereafter;
•options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee.  The expiration date cannot be more than 5 years from the date of grant.  If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;
•if a participant’s employment is terminated the participant may exercise his or her options no later than:  (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination;
•options granted under the Stock Option Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;
•the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend, or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Stock Option Plan, and changes regarding the vesting of options; provided, however that:
(a)    such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;
(b)    no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;
(c)    the Board shall obtain shareholder approval of the following:
(i)    any amendment to the maximum number of Common Shares specified in section 2.1 of the Stock Option Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the Stock Option Plan);
(ii)    any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the Stock Option Plan;
(iii)    any amendment that would extend the term of any option granted under the Stock Option Plan beyond the expiration date;

(iv)    any cancellation and re-issue of options;
(v)    any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;
(vi)    any amendment which would permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and
(vii)    any amendment to section 6.1(c) of the Stock Option Plan; and
•there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.
In addition to the foregoing:
•Employees who are French tax residents may not sell shares acquired on exercise of options before the fourth anniversary of the date of grant.
•Stock options have zero value to the recipient unless share price increases compared to the share price on the date of issue.
•The number of stock options granted is based on the target dollar value of the award divided by the average Black-Scholes valuation, calculated on the last trading day of each of the six months preceding the date of approval of the grant, based on the closing market price of the Corporation’s common shares on each such date.
•The exercise price is the closing market price of the Corporation’s common shares on the TSX (in respect of Canadian participants) or NASDAQ stock exchange (in respect of all other participants) on the effective grant date, which is one full trading day following the press release announcing the Corporation’s annual or quarterly financial results, unless on such date a black-out period is in effect, in which case the effective date shall be delayed and shall become one full trading day following the cessation of such black-out period.  There are additional requirements arising in connection with those employees who are French tax residents.
Restricted Share Unit Plans

We maintain three RSU plans: two market-based RSU plans, one for U.S. employees and one for all non-U.S. employees (the "Market RSUs Plans"), obligations from which are ultimately settled by shares acquired by the Corporation in the market, and a treasury-based RSU plan (the “Treasury RSU Plan”), obligations from which are ultimately settled by the issuance of shares from treasury or in cash.
The material terms of the Treasury RSU Plan are as follows:
•the number of outstanding RSUs under the Treasury RSU Plan, as of December 31, 2020, is 1,177,148 (166,204 of which include performance based vesting at a multiple not to exceed 200%), representing 3.2% of the issued and outstanding Common Shares as of such date. Based on the number of shares outstanding, 341,142 RSUs are available for future allocation under the Plan, representing 0.9% of the issued and outstanding Common Shares as of December 31, 2020;
•employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Treasury RSU Plan;
•the maximum number of Common Shares issuable pursuant to awards under the Treasury RSU Plan from time to time is currently 4.6% of the Corporation's issued and outstanding shares, from time to time. As set out above under “Business of the Meeting” and as highlighted in the blacklined version of the Treasury RSU Plan attached as Appendix A, the Corporation is seeking approval of an amendment to the Treasury RSU Plan to increase the maximum number of Common Shares being subject to issuance under the Treasury RSU Plan to a maximum of 9.7% of the issued and outstanding Common Shares from time to time;
•in accordance with the insider participation limits of the TSX, the number of Common Shares: (i) issuable to insiders of the Corporation together with any Common Shares issuable pursuant to any other security based compensation arrangement as defined in the Treasury RSU Plan, shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares;
•the Corporation may not issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 8.9% of the issued and outstanding Common Shares from time to time. As set out above under “Business of the Meeting” and as highlighted in the blacklined version of the Treasury RSU Plan attached as Appendix A, the Corporation is seeking to amend this provision to provide that the Corporation may not issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 9.7% of the issued and outstanding Common Shares from time to time;
•the number of Common Shares issued to any one person under the Treasury RSU Plan shall not exceed 5% of the issued and outstanding Common Shares;
•the number of Common Shares issued, together with any Common Shares issued pursuant to any other security based compensation arrangement, to any insider of the Corporation and such insider's associates, within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;
•the number of Common Shares issued to outside directors of the Corporation, together with any Common Shares issued pursuant to any other security based compensation arrangement, shall not exceed 1% of the issued and outstanding Common Shares and the equity award value of grants of awards to outside directors shall not exceed $150,000 per year per outside director;
•on the effective date of each restricted share unit approved for issuance, the restricted share unit will be issued for the fair market value thereof, being the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and NASDAQ (in respect of all other participants) on such date;
•unless otherwise determined by the Corporation and specifically set out in the relevant grant agreement, restricted share units will vest (then called vested share units) 1/3 on each anniversary of the effective date of grant up to and including the third anniversary date;
•vested share units will be settled by the Corporation by issuing Common Shares from treasury or paying cash. Each vested share unit is entitled to one Common Share or cash in lieu, which cash payments shall be determined by multiplying the number of vested RSUs by the fair market value (as that term is defined in the Treasury RSU Plan) on the issue date, less applicable withholding. Share units may become vested share units based on a multiplier which shall not exceed 200%;
•unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a grant agreement pertaining to a particular award, if a participant’s employment is terminated for or without cause, and subject to the discretion of the Committee and the terms of certain employment agreements, all unvested share units will be canceled. If a participant’s employment is terminated by reason of death or disability, then the vesting of all outstanding unvested share units shall be accelerated and such units shall become vested share units;

•the maximum term of an award under the Treasury RSU Plan is five (5) years from the date of grant.  If the expiry date of an award falls within a period of time (i) during which, pursuant to the policies relating to insider trading adopted by the Board, certain designated persons may not trade in any securities of the Corporation, or (ii) when there exists undisclosed material information in respect of the Corporation (each a “Black out Period”), such date may be extended to the date that is ten business days from the date that any Black-out Period ends.
•restricted share units granted under the Treasury RSU Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;
•the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Treasury RSU Plan, any provisions thereof or any restricted share unit granted under the Treasury RSU Plan, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:
(a)    for the purposes of making formal minor or technical modifications to any of the provisions of the Treasury RSU Plan,
(b)    to correct any ambiguity, defective provision, error or omission in the provisions of the Treasury RSU Plan,
(c)    to change the vesting provisions of restricted share units including, without limitation, any acceleration of vesting provisions; or
(d)    to change the termination provisions of restricted share units or the Treasury RSU Plan which does not entail an extension beyond the original expiry date of the restricted share units;
provided, however that:
(e)    such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;
(f)    no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a participant with respect to any then outstanding restricted share unit, as determined by the Board acting in good faith, without his or her consent in writing;
(g)    the Board shall obtain shareholder approval of the following amendments (all section references are to sections in the Treasury RSU Plan):
(i)    to increase the maximum number of Common Shares issuable on the exercise of awards under section 6.1 (other than pursuant to section 10 or section 11);
(ii)    to increase the number of Common Shares issuable to insiders above the restrictions in section 6.2;
(iii)    to extend the expiry date of any outstanding awards;
(iv)    to extend the maximum permitted expiry date under the Treasury RSU Plan beyond five (5) years;
(v)    to cancel and re-issue any awards;
(vi)    to permit share units granted under the Treasury RSU Plan to be transferable or assignable other than for normal estate settlement purposes;

(vii)    to change the definition of participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation; and
(viii)    any amendment to Section 12.1(g), which enumerates those amendments to the Treasury RSU Plan which require shareholder approval.
•there are provisions for adjustment in the number of Common Shares issuable on vesting of RSUs in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.
In the case of the Market RSU Plans, an independent trustee purchases the Corporation’s common shares on the TSX or NASDAQ, using the Corporation’s cash, and holds such shares in trust until the fixed vesting dates.  Eligible participants include employees and, subject to applicable law, outside directors and non-employee corporate officers.  RSUs vest 1/3 on each anniversary of the effective date of the grant, up to and including the third anniversary date.  Vesting of RSUs for employees who are French tax residents commences on the second anniversary of the effective date of the grant.
With respect to both the Treasury RSU plan and the Market RSU plans:
•on each fixed vesting date, RSUs are settled with the Corporation’s common shares held either by the trustee or issued from treasury, on the basis of one common share for each vested share unit. Share units may become vested share units on a one for one basis or based on a performance-based multiplier which shall not exceed 200%, as set out in the applicable grant agreement;
•historically, the number of RSUs approved for issuance is based on the target dollar value of the award divided by the average closing price of the Corporation’s common shares on the last trading day of each of the six months preceding the date of approval; however, starting in 2021, the Corporation moved to a 30-day average share price period for calculation of target PSUs and RSUs, which we feel is more aligned with current industry practices; and
•on the effective date of each RSU approved for issuance (being one full trading day following the Corporation’s quarterly or annual earnings release), the restricted share unit is issued for the fair market value thereof, being a price not less than the closing market price of the Corporation’s common shares on the TSX or NASDAQ on such date.

A-1
Appendix A - 2011 Treasury Based Restricted Share Unit Plan

B-1
Appendix B - Amended and Restated 1997 Stock Option Plan